0-21174

2002

AR/S
P.E.
12-31-02





Avid Technology, Inc. Annual Report

make manage move | media™ Avid

avid executive team



front row left to right:

Michael J. Rockwell, Chief Technology Officer ○ **Michael Stojda**, Managing Director, Softimage ○ **David A. Krall**, President and Chief Executive Officer ○ **Carol L. Reid**, Vice President and Corporate Controller ○ **Trish Baker**, Vice President of Human Resources **Ethan E. Jacks**, Vice President of Business Development and Chief Legal Officer

back row left to right:

Joseph Bentivegna, Vice President of Video Development and Operations ○ **Charles L. Smith**, Vice President of Worldwide Sales, Marketing, and Services ○ **Paul J. Milbury**, Vice President and Chief Financial Officer ○ **David M. Lebolt**, Vice President and General Manager, Digidesign

financial highlights

Consolidated Statement of Operations Data

(in thousands, except per share and employee data)

Year ended December 31,	2002	2001	2000
Net revenues	$418,719	$434,638	$476,090
Gross margin	50.5%	50.9%	50.8%
Net income (loss)	$2,999	($38,147)	($56,349)
Net income (loss) per share – diluted	$0.11	($1.49)	($2.28)

Consolidated Balance Sheet Data

As of December 31,	2002	2001	2000
Cash and marketable securities	$89,034	$72,961	$83,206
Total assets	$235,803	$215,806	$266,482
Total stockholders' equity	$123,564	$104,758	$137,850
Employees at year end	1,556	1,543	1,629

to our shareholders

Avid's solid financial performance was reflected in the 89% increase in our stock price during the year, making Avid one of the 100 best performing stocks on The NASDAQ National Market.

Our solid performance this past year is a continuing reflection of the strategy we began implementing nearly three years ago. Over that time, we have been making steady progress on our ambitious product development plans. We have focused on strengthening our financial position by reducing operating expenses and increasing profitability. And we have targeted the company at important market opportunities that should drive our business forward into the future. These efforts were reflected in our improving financial results throughout 2002 and the 89% increase in our stock price during the year, making Avid one of the 100 best performing stocks on The NASDAQ National Market in 2002.

In our core postproduction market, we are capitalizing on fundamental changes in the way media is produced at both the high and low ends of the market. To satisfy the increasing demand for high definition, or HD, production, we began shipping version 6.0 of the Avid®|DS HD system. This product provides the most efficient nonlinear workflow available for customers desiring to finish in HD, enabling Avid to leverage our historic strength in standard definition media production to the new world of HD production.



On January 8, 2003, Avid opened The NASDAQ Stock Market in honor of the company's tenth anniversary of being listed on the exchange.

At the low end of the postproduction market, we began shipping version 3.5 of Avid Xpress® DV software during 2002, now available on both the Macintosh and Windows platforms. Unit sales of Avid Xpress DV software more than tripled in 2002, driven by the explosive demand for DV-based acquisition and editing. Our expanding customer base for this product ranges from corporate and event videographers, to students eager to learn the industry-standard Avid interface, to the more than 75,000 trained Media Composer® editors looking for a portable, powerful, and compatible editing solution.

Dramatic changes are underway in the methods used to produce, manage and distribute media and Avid is well positioned to capitalize on many emerging opportunities.

Our broadcast business expanded as well, with many news organizations embracing both the efficiencies and cost savings that come from implementing end-to-end all-digital news production environments with Avid solutions. We received orders from around the world, including TV Azteca in Mexico, ABC News in the United States, New Delhi Television in India, and France Télévisions – the single largest broadcast deal in Avid's history.

Our audio division, Digidesign, completed a strong 2002 based on several new product introductions. The year began with the release of the Pro Tools®|HD system, the company's next generation audio production platform. Digidesign also introduced two new products, the Mbox™ and the Digi 002™ systems, both of which are targeted at the growing consumer and prosumer markets.

Softimage, our 3D animation and effects group, released two new versions of XSI® software in 2002. Version 3.0 of XSI software is now widely recognized as the premier high-end 3D animation package, and is being adopted by industry leaders ranging from Industrial Light & Magic to Electronic Arts.

Looking across all of our businesses, I am pleased with Avid's direction and the progress we have made towards fulfilling our strategic objectives. Dramatic changes are underway in the methods used to produce, manage, and distribute media, and Avid is well positioned to capitalize on many emerging opportunities. On the following pages we explore these trends and the opportunities they present. In closing, I would like to thank our customers, suppliers, shareholders and employees for helping Avid achieve success in 2002. We look forward to building on these accomplishments in the coming year.

David Krall

David Krall
President and Chief Executive Officer


Footage courtesy of the China Central Television

Avid | DS HD system

For nearly 15 years, Avid has focused on one thing— helping professionals work more efficiently to create the most widely recognized media in the world. What started with the simple idea of using a computer to edit and enhance media in a world of tape has helped spawn a completely new world, where tape doesn't need to exist at all. As more and more professionals find themselves working in a digital world — acquiring, editing, storing, managing, and distributing media entirely digitally — Avid has responded by delivering the broadest range of professional-quality digital nonlinear media production solutions designed to streamline efficiency, increase productivity, and offer a valuable return on investment.

Although Avid's video, audio, animation, news, and media asset management solutions offer familiar, intuitive interfaces that have become widely acknowledged as the industry standard, we have an equally deep-seated passion for further pioneering the digital nonlinear frontier. As we move forward with our research and development initiatives, we're energized about Avid's prospects for the future — especially given the rapid rate at which technological advancements continue to shape the world of digital content creation, management, and distribution. The markets we serve demand forward thinking, innovative vision, and reliable, high-quality creative solutions — and we believe no other nonlinear manufacturer in the world is in a better position to deliver than Avid.



video & film

For years, industry analysts have been talking about high-definition media, or HD, as "the new standard" for broadcast television, with the capacity to deliver visual images up to four times clearer than current broadcast methods. Though the conversion to HD has been slow to evolve — due to shifting government mandates and sluggish sales of HD receivers among consumers, a significant transition is taking place in the film and video postproduction industry, where it has become cheaper to acquire and produce media in HD than film. As a result, many professionals are beginning to produce content in HD, because as an archival format, it significantly extends the shelf life of a project compared to an archive created on film or standard-definition video. This "future proofing" of media in HD translates into significant time-savings — and revenue opportunities — for a wide range of content creation professionals, such as film distributors interested in creating future special-edition DVDs of big blockbusters, or television networks that are already planning to run the programming they create today in syndication for years to come.

As a leader in HD postproduction, Avid is helping its customers offer invaluable services, such as "future proofing" media in HD — so they can move further along the value chain of digital content creation.



enteraction tv studio, London, for client Thomas Cook TV

broadcast

Across the globe, a growing number of regional, national, and international broadcasters continue to recognize the efficiencies and cost-savings associated with adopting digital workflows that reduce the reliance on tape in news production. In the field, mobile nonlinear solutions help reporters to edit footage on-location and then quickly transmit finished segments over the Internet at significantly lower cost than using traditional satellite transmissions. In the studio, newsroom computer automation and shared-media asset management systems enable journalists, editors, producers, and news anchors to keep their fingers on the pulse of a late-breaking story —and make changes as the facts come in, right up until the news hits the airwaves. Large news organizations with multiple broadcast facilities are also experiencing the tremendous improvements that come from producing news in end-to-end all-digital environments. In fact, after qualifying the productivity gains and return on their investment within an individual facility, many of these organizations are deploying solutions across an entire group of stations —demonstrating the value that digital news production offers over analog production methods.

Broadcasters that are ready to convert from analog to digital production look for a technology partner with a record of reliability, dependable support, and scalable solutions. They choose Avid because of our proven track record of implementing more all-digital, end-to-end news production environments than all of our competitors combined.



digital audio

Professionals in the digital audio industry are always striving to achieve higher fidelity and greater acoustic resonance in their work. But today, delivering superior quality means capturing audio at higher sample rates, and that requires digital signal processing power far greater than what is available in today's most robust personal computers. Technology that works in conjunction with the host computer to significantly enhance audio processing power is proving to be an extremely practical and affordable way to improve audio recording quality and deliver high-definition experiences to consumers. Beyond recording and editing, a growing number of audio professionals are also looking to extend digital production efficiencies into the world of mixing, where analog consoles are still fairly common. Specially designed digital "control surfaces" are fueling this movement, as they offer the feel and layout of a traditional analog console but utilize touch-sensitive controls to integrate seamlessly with digital audio workstations. As a result, professionals who favor a traditional hands-on approach to mixing have the convenience of using physical controls to access and adjust virtually every parameter and data point created during the digital recording and editing process.

As a leading provider of digital audio production systems for the professional music, broadcast, multimedia and film industries, Digidesign is the only supplier to offer a multi-channel professional audio workstation solution to support 24 simultaneous audio tracks at a 192 kHz sample rate.

Image courtesy of PSYOP, Evan Hecox and Arnold Worldwide



3D animation & effects

In the world of digital content creation, it is almost standard practice for today's feature films, television shows, and video games to include computer-generated characters and special effects. While computers themselves have streamlined the process for creating visually intense graphics, artists and developers require specialized software that offers increasingly intuitive modeling, animation, simulation, rendering and compositing features to further simplify complex development cycles.

More frequently, professionals are relying on behavioral simulation tools to generate, choreograph and control up to tens-of-thousands of characters in an individual scene. With powerful simulation software, content creators can produce results in a fraction of the time it would take to duplicate characters using traditional methods, and help to significantly reduce production costs associated with using live talent to achieve a similar effect.

With industry leading 3D animation, special effects, and compositing software, Softimage offers customers the opportunity to achieve significant time- and cost-savings without having to sacrifice creative freedom and flexibility.

Media Asset Management & Workflow



Avid Unity™ MediaNetwork

In a little more than a decade, the paradigm of using a standalone computer to create digital media has evolved dramatically to include groups of professionals who are now able to work in collaborative environments and share files. But today's content creators need more than just a network of systems to achieve greater efficiencies — they depend on intelligent, dynamic solutions that combine editing, mixing, animating, finishing, storage, and media management capabilities that make it possible for multiple users to simultaneously leverage vast amounts of media resources in real time. Facilitating this kind of workflow enables talented professionals to focus on the creativity and quality of their work, without having to think about the underlying technology.

From small editorial workgroups seeking a cost-effective Ethernet-based solution to large facilities demanding networking for a fleet of high-end workstations, Avid offers scalable shared-storage and media-management solutions to meet the needs of any nonlinear production environment.



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Transition period from______ to ______

Commission File Number 0-21174

AVID TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2977748 (I.R.S. Employer Identification No.)
Avid Technology Park, One Park West, Tewksbury, MA (Address of principal executive offices)	01876 (Zip Code)

(978) 640-6789

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of The Act:

None

Securities Registered Pursuant to Section 12(g) of The Act:

Common Stock $.01 Par Value

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES √ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) YES √ NO

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $240,611,701 based on the closing price of the Common Stock on the NASDAQ National Market on June 28, 2002.

The number of shares outstanding of the registrant's Common Stock as of March 11, 2003, was 27,783,207.

Documents Incorporated by Reference

Document Description	10-K Part
Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held May 21, 2003	III

This Annual Report on Form 10-K contains a number of forward-looking statements. Any statements contained herein (including without limitation statements to the effect that Avid Technology, Inc. (the "Company" or "Avid") or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth in "Certain Factors That May Affect Future Results."

PART I

ITEM 1. BUSINESS

OVERVIEW

We develop, market, sell and support a wide range of software and hardware for digital media production, management and distribution. Digital media are video, audio or graphic elements in which the image, sound or picture is recorded and stored as digital values, as opposed to analog, or tape-based, signals. Our diverse range of product and service offerings enables customers to "Make, Manage and Move Media."

Make Media. We offer digital, non-linear video and film editing systems that enable customers to manipulate moving pictures and sound in a faster, easier, more creative, and more cost-effective manner than using traditional analog tape-based systems. (Non-linear systems allow editors to access material instantaneously rather than requiring them to work sequentially.) To complement these non-linear editing systems, Softimage, a subsidiary of Avid, develops a range of 3D and special effects software, which allows professionals in the video and film post-production and broadcast markets and other industries to create graphics and special effects for feature films, television shows, video games, advertising, and news programs. Our Professional Audio division, Digidesign, offers digital audio software applications and hardware systems for music, film, television, video, broadcast, streaming media, and web development. These systems are based upon proprietary Digidesign/Avid audio hardware, software, and control surfaces, and allow users to record, edit, mix, process, and master audio in an integrated manner.

Manage Media. We provide complete network, storage, and database solutions based on our Avid Unity MediaNetwork technology. This technology enables users to simultaneously share and manage media assets throughout a project or organization. The ability to effectively manage digital media assets is a critical component of success for many broadcast and media companies with multiple nonlinear editing workstations in a range of geographic locations. As a result, professionals can collaborate seamlessly on all production elements, and streamline the process for cost-effectively delivering compelling media experiences and quickly "re-purposing" or finding new uses or markets for media assets.

Move Media. We offer products that allow our customers to distribute media over multiple platforms - including air, over cable or satellite, or through the Internet. As we believe that the Internet will eventually become a critical content distribution channel, many of our products support the broadcast of streaming Internet video. In addition, we provide technology for playback directly to air for broadcast television applications.

Our products are used worldwide in production and post-production facilities; film studios; network, affiliate, independent and cable television stations; recording studios; advertising agencies; government and educational institutions; corporate communication departments; and game developers and Internet professionals. Projects produced using our products have been honored with Oscar®, Emmy®, and Grammy® awards, as well as a host of other international awards. (Oscar is a registered trademark and service mark of the Academy of Motion Picture Arts and Sciences. Emmy is a registered trademark of ATAS/NATAS. Grammy is a registered trademark of The National Academy of Recording Arts and Sciences, Inc.)

DIGITAL MEDIA CONTENT MARKETS

Digital formats and tools have largely displaced analog processes in many markets, such as word processing, electronic spreadsheets, desktop publishing, graphics, and electronic and mechanical design. However, markets that use film, video and audio media have more gradually begun migrating to digital formats due to the technical difficulties and costs associated with digital versions of those signals. Technical advances in digital media content-creation tools have made this migration easier, allowing users to create and manipulate more complex content incorporating several elements of digital media. For example, many video games now include live-action video, detailed 3D graphics, and high quality audio, all created, manipulated, and played back in digital form. Feature films, such as "Star Wars Episode 2 – Attack of the

Clones," "Minority Report," and "Scooby Doo," integrate sophisticated computer-generated special effects into traditional live action shots.

We currently participate in two principal markets: video and film editing and effects, and professional audio. Both of these markets are transitioning from well-established analog content-creation processes to digital content-creation tools.

Our video and film editing and effects market consists of professional users, over-the-air broadcast and cable companies, and corporate, government, and educational users. Professional users include independent production or post-production companies that produce video and film material, such as feature films, commercials, entertainment and documentary programming, industrial videos, and music videos; professional character animators and video game developers; and television facilities, film studios, and certain large corporations that perform digital media production and post-production in-house. Our customers also include a wide variety of companies that originate news programming, including national and international broadcasters, such as the British Broadcasting Corporation, the Cable News Network, the American Broadcasting Company, TV Azteca of Mexico, and France Television, as well as network affiliates, local independent television stations, web news providers and local and regional cable operators that produce news programming. Finally, users in corporations and various other institutional settings employ digital media tools to create and distribute information enriched by the addition of digital media content to their customers and employees.

Our professional audio market is comprised of professional music studios, project studios, film and television production and post-production facilities, television and radio broadcasters, DVD, web and other "new media" production studios, corporate, government, and educational facilities, as well as home-hobbyists and enthusiasts. These users range in size from individuals to large multi-national corporations. Our audio products are employed in a wide variety of applications, including recording, editing, mixing, processing and mastering.

ACQUISITIONS IN THE DIGITAL BROADCAST MARKET

In January 2001, we acquired the remaining 50% ownership interest in AvStar Systems LLC. AvStar was a joint venture that we had originally established on a 50-50 basis with Tektronix, Inc. (which subsequently sold its interest to The Grass Valley Group, Inc., now a unit of Thomson Multimedia) to focus on developing the next generation of newsroom computer systems products by combining both companies' newsroom computer systems technology. Since September 2000, AvStar has been doing business as iNews, LLC. iNews products include the iNEWS Newsroom Computer System (NRCS) for news journalist story creation and production and MediaBrowse software, which simplifies news production by giving journalists enhanced functionality and features. These products provide broadcast news software solutions for television, radio, and the Internet. In 2001, Avid worked to integrate products from iNews and Pluto Technologies International Inc., which we acquired in September 2000, into a comprehensive product line offering for the broadcast news markets.

In October 2002, we acquired iKnowledge, Inc., a privately held content management software company. iKnowledge develops next generation asset management and distribution technology. We are currently integrating iKnowledge applications for broadcast and media asset management and distribution into our Avid Unity and Avid Unity for News product lines.

STRATEGY

Our mission is to serve the industries that Make, Manage and Move Media. Our strategy consists of three key elements:

Continue to Deliver Best-of-Breed Products to Professional Content Creators in Video and Audio Markets

We continue to focus on markets where digital media content creation already takes place, and we believe we enjoy a leadership position in each of these primary markets. These include the professional video and film editing and effects market (film and television studios, independent production and post-production firms, and broadcast, including hard news, long form news, and promotion), and the audio market (music, audio production, and post-production). We plan to strengthen our positions in these markets by enhancing our existing products; introducing new products that satisfy a broader range of customer needs in these markets developed internally, jointly with third parties or through acquisitions; and continuing to provide excellent customer service, support and training.

Extend Technology to Analog-Based Market Sectors

We believe that we have established unit and revenue market share leadership positions in the professional video and film digital markets, the digital audio market, and the television on-line editing market. To strengthen these positions and further increase our overall market share, we are specifically targeting high definition media creation in post-production, and nonlinear workflow in all markets. For example, we believe that an expansion opportunity exists in television news production, which is still largely video tape-based. We believe that tape-based analog media will ultimately be replaced by file-based digital media because digital solutions offer a more efficient and cost-effective solution to the news workflow process than their analog counterparts. Additional market sectors that are primarily analog-based, and which we also intend to pursue, include corporate and industrial video, and audio mixing, mastering and tracking.

Deliver Seamlessly Integrated Workflow For Customers Who Have Multiple Systems or Work in Multiple Media Disciplines

We continue to invest significant resources in enhancing the interoperability of our broad suite of products that Make, Manage and Move Media. To satisfy the demands of the post-production and broadcast markets, we are committed to delivering integrated solutions to our users, not just point products. For example, with Avid Unity-based collaborative workgroups, we are seeking to enable all our products to connect to one another through the sharing of common media production assets and metadata in a seamless workflow that encompasses all the disciplines in content creation – acquisition, editing, image manipulation, graphics, audio, mastering, encoding and distribution. An Avid Unity for News solution, for example, can facilitate all the tasks required to create news stories for broadcast by leveraging the aggregate power of all of our tools. The entire process, including capturing news feeds, managing scripts and announcer recordings, editing and manipulating video, audio and graphics elements, delivering the finished product to a video server for playback, automated repurposing of the story for web distribution, and streaming the repurposed content to the consumer, can be accomplished seamlessly by an array of our products working together, connected in an Avid Unity workgroup.

Beyond interoperability within the Avid family of products, we seek to design all of our products so that they are based on and can work with a variety of established industry-wide standards, including computer platforms, operating systems, networking protocols, data compression, and digital media handling formats. We have been a leader in defining and developing the Advanced Authoring Format, or AAF, a multimedia file format that enables content creators to easily exchange digital media and information about the media, or metadata, across platforms and between systems and applications. AAF saves time, simplifies project management, and preserves valuable metadata that can be lost when transferring media between applications.

In order to address the needs for collaboration and efficient workflow in a local-area network (LAN) or wide-area network (WAN) environment, we offer the Avid Unity Productivity Tools, such as Avid Unity MediaManager and Avid Unity TransferManager products. MediaManager makes media accessible to more people by providing a simple Web browser interface to search, view, and select high resolution video on any desktop. TransferManager enables local or geographically dispersed content creators to collaborate easily by facilitating the exchange of digital media. TransferManager streamlines and automates the task of transferring production assets between editing systems, between collaborative Avid Unity workgroups, and between Avid Unity workgroups and external Avid editing or video server systems.

PRODUCTS

The following section describes our major products and product families within the two markets into which they are sold. Information about our reportable segments, including total revenues and operating income, as well as a geographic breakdown of our revenues and long-lived assets, can be found in Footnote N to our Consolidated Financial Statements in Item 8.

Video and Film Editing and Effects Products

Media Composer for Windows and Macintosh Platforms

The Media Composer family of products is used to create high-quality productions such as television shows and commercials, feature films, music videos, corporate videos, and other non-broadcast finished videos. This product family, which accounted for approximately 19%, 21% and 25% of our revenues in 2002, 2001 and 2000, respectively, includes four Media Composer models: the Media Composer Offline, the Media Composer 1000, the Media Composer 9000, and the Film Composer product, each of which provide various levels of capability and functionality. Our Media Composer product is a computer-based digital, non-linear editing system designed primarily for use by professional film and video editors. It converts visual and audio source material from video tape to a digital format and stores the converted material on a range of hard disk storage devices. Once digitized, the stored media can be previewed, edited, and played back. We believe that the Media Composer system product line holds a greater unit market share than any other digital non-linear editing system in professional video editing markets. The Film Composer product is a 24 frames-per-second, or fps, editing system for projects that originate and finish on film. Film footage can be converted to video signals for editing, but because video runs at different speeds — 30 fps in the United States and 25 fps in other countries — a standard 30 or 25 fps video editing system does not yield an accurate 24 fps film cut list from which to edit a final master of the film. Avid's Film Composer product includes software that solves this problem by determining which frames on the video tape are actual frames from the film source material.

Avid Symphony for Windows and Macintosh Platforms

The Avid Symphony product line offers online editing and finishing capabilities targeted at high-end post-production, such as primetime television programs and nationally broadcast commercials. The Avid Symphony system is designed to finish high-end editorial projects, which are "offlined", or put into a narrative story format, on Media Composer and traditionally finished in a linear suite. The Avid Symphony system delivers all of the proven Media Composer editing functionality, plus higher-end finishing tools such as advanced scene-to-scene color correction and 24 fps Universal Mastering.

Avid|DS and Avid|DS-HD for Windows Platform

The Avid|DS product is a comprehensive, nonlinear production system for creating, editing, and finishing effects-intensive short projects, such as commercials and music videos. It combines a rich set of tools for video and audio editing, compositing, effects generation, image treatment and project management, all integrated within a unified architecture and common user interface, running on the Windows NT platform. With Avid|DS, digital artists have access to a comprehensive toolset with the capability of processing uncompressed video, combined with a choice of third-party hardware platforms.

Avid Xpress for Windows and Macintosh Platforms

The Avid Xpress product is a digital, nonlinear video editing system designed to meet the needs of media professionals and video/film educators involved with video and multimedia production for a variety of distribution mediums including videotape, CD-ROM and the Internet. Avid Xpress software has a streamlined user interface and editing model targeted for this category of user. As a less expensive product than the Media Composer, Symphony and Avid|DS systems, the Avid Xpress system targets a broader potential customer base.

Avid Xpress DV for Windows and Macintosh Platforms

The Avid Xpress DV product is a digital, nonlinear video editing system designed to offer the professional quality and sophistication of an Avid system at a lower cost. The Avid Xpress DV system is marketed to media professionals, Internet video developers, and video/film educators involved with video and multimedia production for a variety of distribution mediums including videotape, CD-ROM and the Internet. Avid Xpress DV software has a streamlined user interface and editing model, and is ideal for DV-format based production environments where cost is a major factor. The Avid Xpress DV system delivers the industry leading Avid-editing user interface at an affordable price point in a portable form convenient for editing in the field or on location.

NewsCutter Effects for Windows Platform

Our NewsCutter Effects product is a computer-based digital, nonlinear video editing system designed to meet the demands of television news production. The NewsCutter Effects system supports the popular DVCPro 25 and 50 megabyte media compression formats and the emerging D10/IMX format, and is built on a Windows NT-based computer platform. NewsCutter Effects enables broadcast news editors to edit news and news features in an environment with time-critical demands. Based on the same core technology as the Media Composer system, the NewsCutter Effects system offers a range of editing and effects features. Our NewsCutter Effects product can operate as a stand-alone editing system or in a news production workgroup with a playback system.

NewsCutter XP

Our NewsCutter XP product significantly expands the reach of our NewsCutter product line, delivering a powerful editing suite into the hands of a journalist in the field using just a laptop computer and a portable camera. The Desktop version of our NewsCutter XP product offers a lower cost alternative to our NewsCutter Effects product, with all of the news-specific innovation of the NewsCutter line, excluding hardware-based acceleration.

Avid AirSPACE, VideoSPACE and HyperSPACE

Our AirSPACE, VideoSPACE and HyperSPACE products, together with other Avid products, provide us with end-to-end broadcast solutions from ingest to editing, storage and playback. These products have been among the industry's leaders in HDTV and SDTV broadcast and post-production server solutions. When combined with NewsCutter Effects, NewsCutter XP and the Avid Unity for News systems, the AirSPACE product line is a preferred server for news applications.

Avid iNews Products

The Avid iNews product is a newsroom production and automation system designed to facilitate and integrate the processes of news gathering, story creation, script editing, and newscast planning and creation. The Avid iNews system features a simplified user interface for novice users and the ability to export to the Internet and directly access Internet news files using standard web browsers. The Avid iNews system is scalable from 10 to 1,000 users, and its WAN capabilities allow stories to be automatically routed from one station in a group to another.

The Avid Media Browse desktop tool streamlines news production by giving producers, journalists, and writers simultaneous access to view video assets, select clips, and perform simple edits at their workstations. With the Avid Media Browse product, media is available to multiple users even while feeds are recording, allowing edit decisions to be automatically transferred to a NewsCutter system. Additionally, the Media Browse tool can be integrated with the Avid Unity MediaNetwork for News environment.

SOFTIMAGE Content Creation Tools

The SOFTIMAGE family of content creation tools provides users in various industries with speed and flexibility in 3-D animation, 2-D cel animation, compositing and special effects software. SOFTIMAGE|XSI software provides a wide range of tools in a unified, integrated 3-D environment, enabling users to produce richer and more visually sophisticated results in less time, thus offering clients more flexibility as well as the potential to increase the number of projects they can complete in a given period. SOFTIMAGE|XSI v3.0, released in October 2002, is certified for Windows NT, Windows 2000, Windows XP, IRIX and LINUX platforms. Our SOFTIMAGE|3D product was our initial content creation tool for 3-D character animation for the film, commercial, and games development markets. SOFTIMAGE|3D features production-proven organic modeling, character animation tools, and high-quality photo-realistic rendering. SOFTIMAGE|3D v4.0, is certified for Windows NT, Windows 2000, IRIX and LINUX platforms.

At the end of 2002, we released our SOFTIMAGE|BEHAVIOR v1.0 product, a scalable, fully programmable crowd simulation and behavioral animation system, incorporating a complete Integrated Development Environment (IDE). Also, in the fourth quarter of 2002, we released our SOFTIMAGE|XSI Batch v3.0, SOFTIMAGE|XSI Batch Serve v1.5, and SOFTIMAGE|XSI Batch Universal v3.0 software, a family of products which facilitate the automation of batch processing and batch rendering in production pipelines.

Avid Unity MediaNetwork

The Avid Unity MediaNetwork system is a set of open networking and central storage technologies based on an advanced media file system that enables real-time, simultaneous sharing of high-bandwidth media. Avid Unity MediaNetwork connects editors, artists, sound designers, and effects specialists throughout a digital facility to the same network, significantly improving workflow, raising productivity, and enhancing creativity by eliminating many of the routine, mechanical tasks associated with managing today's part-linear, part-nonlinear post-production process. Included in Avid Unity MediaNetwork are advanced media transfer utilities and server-assisted shared storage and networking technologies, providing support for a wide range of applications and platforms.

Storage Systems

We offer a family of local media storage solutions for use with our systems. Storage systems are used to add media editing or playback capacity, improve image quality, support workgroup media sharing, and protect media from loss due to hardware failure. We purchase disk drives, tape drives, and storage enclosure sub-systems from third-party manufacturers, integrate them, enhance their performance, test and certify them for use with our systems, and package them in various configurations. These storage systems range in capacity from nine gigabytes to over seven terabytes (7,000 gigabytes).

Professional Audio Products

Pro Tools

Developed by our Digidesign division, the Pro Tools product is a multi-track, non-linear digital audio workstation that runs on Mac OS and Windows platform-based personal computers. Pro Tools software provides solutions for the entire audio production process, including sound synthesis, recording, editing, signal processing, integrated surround mixing, and mastering. Pro Tools users are in the consumer, prosumer and professional music, film, television, radio, multimedia, DVD, and Internet production markets. The Pro Tools system supports a rich development architecture, with more than 100 development partners providing a variety of additional software and hardware add-on options. Our flagship ProTools|HD system began shipping in early 2002.

Digidesign offers Pro Tools systems in a variety of price points and configurations, ranging from high-end systems for professional music and post-production, to the affordable Mbox, Digi 001 and Digi 002 systems for home production studios. The Mbox system, introduced in early 2002, is an "all-in-one" two-channel mic/line USB audio interface, designed in cooperation with Focusrite Audio Engineering, Ltd., a leading manufacturer of analog audio processing equipment. Bundled with Pro Tools LE software, the Mbox system integrates audio recording, editing and mixing into an affordable, portable package for entry-level users, as well as professionals who wish to use additional low cost satellite systems. The Digi 002 product, introduced in late 2002, is designed as a comprehensive home audio production studio. The Digi 002 product combines a versatile multi-channel audio interface with multiple mic/line preamps, a full-featured and compact control surface with touch-sensitive motorized faders, and can also act as a standalone compact digital mixer. It communicates with the bundled Pro Tools LE software via 1934 FireWire® connection.

The Pro Tools product family accounted for approximately 27%, 19% and 20% of our revenues in 2002, 2001 and 2000, respectively.

ProControl

The ProControl system is Digidesign's high-end, expandable hardware control surface for hands-on access to the recording, editing, processing, and surround mixing capabilities of Pro Tools software. The ProControl control surface connects to the Pro Tools software via high-speed Ethernet. The ProControl device allows full control of Pro Tools functions with patented faders and dedicated switches, character displays and knobs. With its modular design, the ProControl system can be customized to fit any studio, providing from 8 to 48 channels of simultaneous control. The Edit Pack option adds integrated control of advanced editing and surround mixing features, rounding out the ProControl product range. The ProControl product can act as a comprehensive front end for professional Pro Tools systems.

Control|24

In early 2001, Digidesign released the Control|24 device, a control surface that combines hands-on access to Pro Tools software features and high-quality microphone pre-amplifiers from Focusrite. The Control|24 system communicates with Pro Tools software via Ethernet, and provides control of most Pro Tools functions. The Control|24 device is a 24-channel, fixed-size control surface, designed for music production and broadcast applications.

AVoption|XL

The AVoption|XL hardware option for Pro Tools systems allows the user to record, edit and process sound synchronized with Avid-format, non-linear digital video. Designed for post-production professionals working in film, TV and video, AVoption|XL enables capture, playback, and basic editing of broadcast-quality picture from projects originating on Avid Media Composer, Film Composer and Symphony systems. The AVoption|XL hardware also includes the

DigiTranslator software option that provides users with a high level of media and metadata interchange with any compatible Avid video editing system.

SALES AND SERVICE

We market and sell our solutions through a combination of direct and indirect sales channels, covering a range of customers throughout the world.

From our traditional stronghold in the high-end post-production market to broadcast news, low-cost post-production, and streaming media solutions, we strive for balanced market and geographic sales coverage. We target an array of markets from our traditional customer base in high-end post-production to newer markets in broadcast news, low-cost post-production, and streaming media solutions. We sell our products primarily through a network of more than 250 independent distributors, value-added resellers and dealers. We supplement these channels with a team of our sales representatives directly serving select customers and markets.

We provide customer service and support directly through regional telephone support centers and major-market field service representatives, and indirectly through strategically located dealers, value-added resellers and authorized third-party service providers. Customers may choose from a variety of support offerings, including 24-hour telephone support, quick-response on-site assistance, hardware replacement and extended warranty and software upgrades. Customer training is available directly from us or through field-based authorized third-party Avid training centers around the world.

MANUFACTURING AND SUPPLIERS

Our manufacturing operations consist primarily of the testing of subassemblies and components purchased from third parties, the duplication of software, and the configuration, assembly and testing of board sets, software, related hardware components, and complete systems. We also rely on independent contractors to manufacture components and subassemblies to our specifications. Our systems undergo testing and quality assurance at the final assembly stage. We are dependent on a number of sole source vendors for certain key hardware components of our products. For the risks associated with our reliance upon certain vendors, see "Certain Factors that May Affect Future Results" under Item 7.

We have manufacturing facilities in Tewksbury, Massachusetts; Dublin, Ireland; Madison, Wisconsin; and Menlo Park, California. The Company has also contracted with third-party manufacturing facilities for certain component parts.

RESEARCH AND DEVELOPMENT

Our research and development efforts are focused on the development of digital media content-creation tools and workgroup solutions that operate primarily on Mac OS- and Windows NT-based computers. This includes the development and enhancement of best-in-class video, film, 3-D animation, and audio editing systems to meet the needs of professionals in the television, film, music, broadcast news production, and industrial post-production markets, and of end-users in the educational and corporate markets. Our research and development efforts therefore also include networking and storage initiatives to deliver standards-based media transfer and media asset management tools, as well as stand-alone and network-attached media storage systems for workgroups. Increasingly, we design our systems to be Internet-enabled with technology for encoding and streaming media to the Internet.

Our research and development operations are primarily located in Tewksbury, Massachusetts; Daly City, California; Madison, Wisconsin; and Montreal and Edmonton, Canada. We also employ various independent firms and contractors in the United States and abroad for certain research and development activities.

COMPETITION

The markets for our products are highly competitive and subject to rapid change. Our competition is fragmented, with a large number of suppliers providing different types of products to different markets.

In the video and film editing and effects market, we compete primarily with vendors that offer similar digital production and post-production editing, effects, and animation products based on standard computer platforms. Our competitors in the digital production and post-production editing and effects markets include Discreet Logic (a division of Autodesk, Inc.), Apple Computer, Quantel, Alias/Wavefront (a subsidiary of Silicon Graphics), Panasonic (a subsidiary of

Matsushita), Media 100 Inc., Pinnacle Systems, Inc. and Sony Corporation. Our competitors in the 3-D market include Discreet Logic, Alias/Wavefront, and NewTek Inc.

We also compete with vendors that offer editing and effects products for originators of broadcast news. Our broadcast competitors include Associated Press, Sony, Panasonic, Pinnacle, The Grass Valley Group (a unit of Thomson Multimedia), and Leitch Technology Corporation. In the storage market, our competitors include EMC, Transoft Inc., Medea Corporation, Rorke Data (a subsidiary of Bell Microproducts), and Hewlett-Packard.

Furthermore, we compete with vendors that generally have offered analog-based products, such as Sony and Matsushita. We expect that competition from these analog-based vendors will increase to the extent that such vendors develop and introduce digital media products.

In the professional audio market, we compete primarily with suppliers of traditional analog and digital recording and/or mixing systems, including Euphonix, Mackie Designs, Alesis, and Yamaha as well as other disk-based digital audio system suppliers including Fairlight Inc., Roland Corporation, Steinberg Media Technologies AG (now, a subsidiary of Pinnacle), Studio/Audio/Video Ltd., and others. In addition, companies such as Creative Technology Ltd. currently provide low-cost digital audio playback cards targeted primarily at the personal computer game market. There can be no assurance that these companies will not also introduce products that are more directly competitive with our products.

We may also face competition in one or both of these markets in the future from computer manufacturers, such as Hewlett-Packard, IBM, and Silicon Graphics, as well as from software vendors, such as Oracle and Sybase. Certain of these companies have announced their intentions to enter some or all of our target markets, including, specifically, the broadcast news and special effects sectors of the video and film editing and effects market. In addition, certain developers of shrink-wrapped digital media software products, such as Adobe and Macromedia, either offer or have announced video and audio editing products which may compete with certain of our products.

The primary competitive factors in all of our market sectors are price/performance, functionality, product quality, reputation, product line breadth, access to distribution channels, customer service and support, brand name awareness, and ease of use.

EMPLOYEES

The Company employed 1,556 people as of December 31, 2002.

WEBSITE ACCESS

We make available free of charge on our website, www.avid.com, copies of our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is filed with the Securities and Exchange Commission, and in any event on the same day. Additionally, we will provide paper copies of all such filings free of charge upon request.

ITEM 2. PROPERTIES

Our principal administrative, sales and marketing, research and development, support, and manufacturing facilities are located in three adjacent buildings in an office park located in Tewksbury, Massachusetts. Our leases on these buildings expire in June 2010. In September 2000, we subleased a portion of this space to an unrelated company. The sublease expires in 2005. In January 2002, we vacated additional space in Tewksbury in connection with our 2001 restructuring action and are currently seeking a tenant for that space.

We lease facilities in Dublin, Ireland; Madison, Wisconsin; and Menlo Park, California for the manufacture and distribution of our products. We lease office space in Daly City, California for our Digidesign headquarters, including its administrative, sales and marketing, and research and development activities, and in Iver Heath, United Kingdom, for our European headquarters, including administrative, sales, and support functions. Finally, we lease facilities in Montreal and Edmonton, Canada, which house certain administrative, research and development, and support operations. In December 2002, we vacated portions of our leased space in Daly City and Montreal, and are currently seeking tenants for the excess space.

In September 1995, our United Kingdom subsidiary entered into a 15-year lease in London, England. We vacated this property in 1999 as part of our corporate restructuring actions, and have currently sublet all of this space. We also maintain sales and marketing support offices in leased facilities in various other locations throughout the world.

We anticipate that our leased facilities will be adequate for our needs during 2003.

ITEM 3. LEGAL PROCEEDINGS

On March 11, 1996, Avid was named as a defendant in a patent infringement suit filed in the United States District Court for the Western District of Texas by Combined Logic Company, a California partnership located in Beverly Hills, California. On May 16, 1996, the suit was transferred to the United States District Court for the Southern District of New York on motion by the Company. The complaint alleges infringement by Avid of U.S. patent number 4,258,385, and seeks injunctive relief, treble damages and costs, and attorneys' fees. We believe that we have meritorious defenses to the complaint and intend to contest it vigorously. However, an adverse resolution of this litigation could have an adverse effect on our consolidated financial position or results of operations in the period in which the litigation is resolved. No costs have been accrued for this loss contingency.

In March 1999, Avid and Tektronix, Inc. were sued by Glen Holly Entertainment, Inc., a Tektronix distributor, claiming that Tektronix's discontinuance of the Tektronix Lightworks product line was the result of a strategic alliance by Tektronix and Avid. Glen Holly raised antitrust and common law claims against the Company and Tektronix, and sought lost future profits, treble damages, attorneys' fees, and interest. The anti-trust claims against the Company and Tektronix were dismissed by the United States District Court for the District of California on March 23, 2001, and the remaining common law claim against Avid was dismissed by stipulation and court order on April 6, 2001. Glen Holly is appealing the lower court's decision. All briefing on the appeal has been completed. The United States Court of Appeals for the Ninth Circuit heard oral arguments on October 9, 2002, but has not yet issued its decision. Avid views the complaint and appeal as without merit and will continue to defend itself vigorously. However, an adverse resolution of this litigation could have an adverse effect on our consolidated financial position or results of operations in the period in which the litigation is resolved. No costs have been accrued for this loss contingency.

We receive inquiries from time to time regarding possible patent infringement claims. If any infringement should be found to exist, we may seek licenses or settlements. In addition, in the normal course of the Company's business, various claims, charges, and litigation have been asserted or commenced against the Company arising from or related to contractual or employee relations, intellectual property rights or product performance. Management does not believe these claims will have a material adverse effect on the financial position or results of operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the last quarter of the fiscal year ended December 31, 2002.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is (i) the name and age of each present executive officer of the Company; (ii) the position(s) presently held by each person named; and (iii) the principal occupation held by each person named for at least the past five years.

EXECUTIVE OFFICER	AGE	POSITION(S)
David A. Krall	42	President and Chief Executive Officer
Paul J. Milbury	54	Vice President and Chief Financial Officer
Joseph Bentivegna	42	Vice President of Video Development and Operations
David M. Lebolt	46	Vice President and General Manager, Digidesign
Charles L. Smith	42	Vice President of Worldwide Sales, Marketing & Services
Michael J. Rockwell	36	Chief Technology Officer
Carol L. Reid	55	Vice President and Corporate Controller
Ethan E. Jacks	49	Vice President of Business Development, Chief Legal Officer and Corporate Secretary

----

DAVID A. KRALL. Mr. Krall is currently the Company's President (appointed in October 1999) and Chief Executive Officer (appointed in April 2000). Previously he served as Avid's Chief Operating Officer from October 1999 to April 2000. Prior to that, Mr. Krall served in various capacities at Digidesign: Chief Operating Officer of Digidesign from July 1998 to October 1999, Vice President of Engineering from June 1996 to July 1998 and Director of Program Management from May 1995 to June 1996.

PAUL J. MILBURY. Mr. Milbury was appointed Vice President and Chief Financial Officer in December 2000. Prior to that time, he was Chief Financial Officer of iBelong.com, Inc. from April 2000 to December 2000, and of JuniorNet Corporation from October 1998 to April 2000. Mr. Milbury also spent 19 years at Digital Equipment Corporation (now Hewlett-Packard Computer Corporation), where in 1995 he became Vice President and Treasurer.

JOSEPH BENTIVEGNA. Mr. Bentivegna was appointed Vice President of Video Development and Operations in August 2001. Previously, he held a variety of other positions at Avid, including Vice President and General Manager of Avid Media Solutions from June 2000 to August 2001, Vice President of Worldwide Operations from January 1999 to June 2000, Vice President and General Manager of Asia Operations from September 1998 to January 1999 and Vice President of Worldwide Manufacturing from June 1996 to September 1998. From November 1991 to June 1996 Mr. Bentivegna held various other positions at Avid. Prior to that he held various positions in operations for Access Technology, Inc., a developer of application software.

DAVID M. LEBOLT. Mr. Lebolt was appointed Vice President and General Manager of Digidesign in July 2002. Prior to serving in his present position, Mr. Lebolt served in various capacities at Digidesign, including Vice President of Product Strategy from November 1999 to July 2002, Director of Product Strategy from November 1998 to November 1999, and Pro Tools Product Line Manager from February 1994 to November 1998. Before joining Digidesign in 1994, Mr. Lebolt was a professional keyboardist, producer, arranger and composer. He also has experience in music advertising and music production, and has received both Clio and Emmy® awards for his production work.

CHARLES L. SMITH. Mr. Smith was appointed Vice President of Worldwide Sales, Marketing and Services in November 1999. Prior to serving in his present position, Mr. Smith served in various capacities at Digidesign: Vice President of Sales and Marketing from October 1996 to November 1999, Vice President of International Sales from August 1995 to October 1996, and Managing Director Digidesign UK from May 1993 to August 1995.

MICHAEL J. ROCKWELL. Mr. Rockwell was appointed Chief Technology Officer of Avid in August 2001. Previously, Mr. Rockwell served as Vice President and General Manager of Avid Internet Solutions from June 2000 to August 2001, and as Chief Architect for Software Engineering of Digidesign from January 1997 to November 1999. Prior positions with Digidesign were Director of Application Development from March 1995 to January 1997 and Director of Multi-Media Products from April 1994 to March 1995.

CAROL L. REID. Ms. Reid joined Avid in November 1998 as Vice President and Corporate Controller. Prior to joining the Company, Ms. Reid spent 20 years at Digital Equipment Corporation (now Hewlett-Packard Computer Corporation), where she was Vice President of Internal Audit from January 1998 to November 1998 and Assistant Treasurer/Director from October 1994 to January 1998.

ETHAN E. JACKS. Mr. Jacks has served as Vice President of Business Development and Chief Legal Officer since March 1999. From May 2000 to December 2000, he also served as Acting Chief Financial Officer. Prior to joining Avid, Mr. Jacks was Vice President and General Counsel for Molten Metal Technology, Inc. from November 1991 to October 1998. Mr. Jacks was also engaged in the private practice of law for eleven years, including as a partner at McDermott, Will & Emery.

There are no family relationships among the named executive officers.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Nasdaq National Market under the symbol AVID. The table below shows the high and low sales prices of the common stock for each calendar quarter of the fiscal years ended December 31, 2002 and 2001.

2002	High	Low
First Quarter	$14.25	$9.85
Second Quarter	$13.95	$7.25
Third Quarter	$11.79	$7.93
Fourth Quarter	$23.47	$8.26

2001	High	Low
First Quarter	$22.50	$12.44
Second Quarter	$17.50	$10.62
Third Quarter	$14.73	$6.61
Fourth Quarter	$13.10	$6.50

On March 11, 2003, the last reported sale price of the Nasdaq National Market for our common stock was $18.25 per share. The approximate number of holders of record of our common stock at March 11, 2003 was 531. This number does not include shareholders for whom shares were held in a "nominee" or "street" name.

We have never declared or paid cash dividends on our capital stock and currently intend to retain all available funds for use in the operation of our business. We do not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected condensed consolidated financial data. Included in our financial statements and selected financial data are the results of operations of Softimage, which we acquired on August 3, 1998, and iNews, which we acquired on January 11, 2001. These acquisitions were accounted for as purchases and, accordingly, the results of operations of Softimage and iNews are included as of their acquisition dates. The selected consolidated financial data below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this filing.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
In thousands (except per share data)

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Net revenues	$418,719	$434,638	$476,090	$452,555	$482,377
Cost of revenues	207,236	213,572	234,424	205,877	190,249
Gross profit	211,483	221,066	241,666	246,678	292,128
Operating expenses:					
Research and development	82,346	86,140	82,900	88,932	88,787
Marketing and selling	100,761	113,053	119,469	129,889	125,280
General and administrative	19,819	23,313	27,504	28,147	28,549
Restructuring and other costs, net	2,923	8,268		14,469	28,373
Amortization of acquisition-related intangible assets	1,153	31,168	66,872	79,879	34,204
Total operating expenses	207,002	261,942	296,745	341,316	305,193
Operating income (loss)	4,481	(40,876)	(55,079)	(94,638)	(13,065)
Other income and expense, net	218	5,529	3,730	3,459	8,636
Income (loss) before income taxes	4,699	(35,347)	(51,349)	(91,179)	(4,429)
Provision for (benefit from) income taxes	1,700	2,800	5,000	46,369	(796)
Net income (loss)	$2,999	($38,147)	($56,349)	($137,548)	($3,633)
Net income (loss) per common share – basic	$0.11	($1.49)	($2.28)	($5.75)	($0.15)
Net income (loss) per common share – diluted	$0.11	($1.49)	($2.28)	($5.75)	($0.15)
Weighted average common shares outstanding - basic	26,306	25,609	24,683	23,918	23,644
Weighted average common shares outstanding - diluted	26,860	25,609	24,683	23,918	23,644

CONSOLIDATED BALANCE SHEET DATA:
In thousands

	As of December 31,				
	2002	2001	2000	1999	1998
Cash and investments	$89,034	$72,961	$83,206	$72,805	$111,826
Working capital	94,130	85,490	96,585	70,344	118,965
Total assets	235,803	215,806	266,482	312,024	486,715
Long-term debt and other liabilities	1,427	13,020	13,449	14,220	13,261
Total stockholders' equity	123,564	104,758	137,850	167,923	290,311

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We develop, market, sell and support a wide range of software and hardware for digital media production, management and distribution. Digital media are video, audio or graphic elements in which the image, sound or picture is recorded and stored as digital values, as opposed to analog, or tape-based, signals.

During 2001, we announced and implemented restructuring plans to decrease costs through the consolidation of operations. The restructuring actions were taken to improve our cost structure and profitability given the economic pressures facing the Company, and were generally not targeted at specific products or services. As a result, we recorded total charges of $10.0 million during the year related to the termination of 194 employees, or 11% of our work force, and the vacating of certain facilities.

In January 2001, we acquired the remaining 50% ownership interest in iNews, which was formerly held by The Grass Valley Group (a unit of Thomson Multimedia). Since the acquisition date, operating results of iNews have been included in our consolidated operating results. For 2000, our share of the operating results of iNews was included in other income (expense).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management continuously re-evaluates its estimates and judgments, including those related to revenue recognition; allowances for product returns and exchanges; allowance for bad debts; the valuation of inventories and income tax assets; and reserves for recourse under financing transactions. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amounts of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates.

Management believes the following critical accounting policies most significantly affect the portrayal of the Company's financial condition and require management's most difficult and subjective judgments.

Revenue Recognition and Allowances for Product Returns and Exchanges

We generally recognize revenue from sales of software or products upon receipt of a signed purchase order or contract and product shipment to distributors or end users, provided that collection is reasonably assured, the fee is fixed or determinable, and all other revenue recognition criteria of SOP 97-2, "Software Revenue Recognition," as amended, are met.

Our products do not require significant production, modification or customization of software. Installation of the products is generally routine, requires insignificant effort and is not typically performed by us. However, certain transactions, those typically involving orders from end-users of a significant number of products for a single customer site, may require that we perform an installation effort that we deem to be non-routine and complex. In these situations, we do not recognize revenue from either the products shipped or the installation services until the installation is complete. In addition, if such orders include a customer acceptance provision, no revenue is recognized until the customer's acceptance of the products and services has been received or the acceptance period has lapsed.

Approximately 81% of our revenue is derived from indirect sales channels, including authorized resellers and distributors. Most of our resellers and distributors are not granted rights to return products to us after purchase, and actual product returns from them have been insignificant to date. However, some channel partners, particularly those who resell our Audio products, have agreements with us that grant them limited rights of return, stock rotation and price protection. We record a provision for estimated returns and other allowances, as a reduction of revenues, in the same period that related revenues are recorded. Management estimates must be made and used in connection with establishing and maintaining a sales allowance for expected returns and other credits. In making such estimates, management analyzes historical returns and credits and the amounts of products held by major resellers, and considers the impact of new product introductions, changes in customer demand, current economic conditions, and other known factors. Material differences may result in the amount and timing of our revenue for any period if management's estimates of potential product returns or other reseller credits prove to be materially different from actual experience.

We use the residual method to recognize revenues when an order includes one or more elements to be delivered at a future date and evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered element(s) is deferred and the remaining portion of the revenue is recognized. If evidence of the fair value of one or more undelivered elements does not exist, we defer all revenues and recognize them when delivery of those elements occurs or when fair value can be established. Fair value is based on the price charged when the same element is sold separately to customers.

At the time of a sale transaction, Avid must make an assessment of the collectibility of the amount due from the customer. Revenue is only recognized at that time if management is reasonably assured that collection will occur. In making this assessment, management considers customer credit-worthiness and historical payment experience. At that same time, we assess whether the fee associated with the order is fixed or determinable, considering the payment terms of the transaction, our collection experience in similar transaction without making concessions, and our involvement, if any, in third-party financing transactions, among other factors. If a significant portion of the fee is due after our normal payment terms, which are generally 30 days (but up to 90 days) after the invoice date, we evaluate whether the fee is fixed or determinable.

Allowance for Bad Debts and Reserves for Recourse under Financing Transactions

Avid maintains allowances for bad debts for estimated losses resulting from the inability of its customers to make required payments for products or services. When evaluating the adequacy of the allowance for doubtful accounts, we analyze accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Avid, through a third party, provides lease financing options to many of its customers. During the terms of these leases, which are generally three years, we remain liable for any unpaid principal balance upon default by the end-user, but such liability is limited in the aggregate. See Footnote I to our Consolidated Financial Statements in Item 8. We record revenue from these transactions upon the shipment of our products since we believe that our collection experience with similar transactions supports our assessment that the fee is fixed or determinable. We maintain reserves for estimated recourse losses under this financing program based on historical default rates. While we have experienced insignificant losses from defaults to date under this program, deterioration in the financial condition of our customers who participated in the program could require additional reserves.

Inventories

Inventory in the digital media market, including our inventory, is subject to rapid technological change or obsolescence. Our management regularly reviews inventory quantities on hand and writes down inventory for estimated obsolescence or unmarketability based upon assumptions about future inventory demand (generally for the following twelve months), and market conditions. If actual future demand or market conditions are less favorable than those estimated by management, additional inventory write-downs may be required.

Income Tax Assets

We record deferred tax assets and liabilities based on the net tax effects of tax credits, operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. Through December 31, 2002, we believe it is more likely than not that substantially all of our deferred tax assets will not be realized and, accordingly, we have recorded a valuation allowance against substantially all of our deferred tax assets. If results of operations in the future indicate that some or all of the deferred tax assets will be recovered, the reduction of the valuation allowance will be recorded as a tax benefit during one period or over many periods.

RESULTS OF OPERATIONS

The following table sets forth certain items from our consolidated statements of operations as a percentage of net revenues for the periods indicated:

	For the Year Ended December 31,		
	2002	2001	2000
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	49.5%	49.1%	49.2%
Gross profit	50.5%	50.9%	50.8%
Operating expenses:			
Research and development	19.7%	19.8%	17.4%
Marketing and selling	24.0%	26.0%	25.1%
General and administrative	4.7%	5.4%	5.8%
Restructuring and other costs, net	0.7%	1.9%	
Amortization of acquisition-related intangible assets	0.3%	7.2%	14.0%
Total operating expenses	49.4%	60.3%	62.3%
Operating income (loss)	1.1%	(9.4%)	(11.5%)
Other income and expense, net	0.0%	1.3%	0.8%
Loss before income taxes	1.1%	(8.1%)	(10.7%)
Provision for income taxes	0.4%	0.7%	1.1%
Net income (loss)	0.7%	(8.8%)	(11.8%)

Net Revenues

Our net revenues are derived mainly from the sales of computer-based digital, non-linear media editing systems and related peripherals, licensing of related software, and sales of related software maintenance contracts. This market has been, and we expect it to continue to be, highly competitive. A significant portion of these revenues is generated by sales near the end of each quarter, which can impact our ability to accurately forecast revenues on a quarterly basis. Increasingly, revenues are also being derived from sales of "solutions" encompassing multiple products and networking capabilities that enable users to share and manage media throughout a project or organization. Such solution sales may include training and installation services, as well as workflow management assistance, to be provided by us or a third party. Depending upon the complexity of the arrangement and the level of our involvement, the revenues resulting from these solution sales may be deferred for one or more quarters while the services are being performed.

Net revenues decreased 3.7% from $434.6 million in 2001 to $418.7 million in 2002. Revenues in our Video and Film Editing and Effects ("Video") business declined $40.4 million or 12.5%, while revenues in our professional Audio ("Audio") business grew by $24.5 million or 22.0%. We believe that a portion of the Video business decline was due to the general worldwide economic slowdown. More specifically, we believe that a reduction in advertising spending worldwide had a negative impact on our post-production video business, causing our customers to reduce capital spending pending an upturn in their businesses. Revenue in our Video segment was also adversely impacted by pricing reductions and discounts, driven in part by the introduction of new lower end products into the market by us and our competitors. Our Audio business contributed favorably to revenues during 2002 due to strong demand for our new flagship digital audio workstation, Pro Tools|HD, which was introduced in January 2002. We generally see an increase in revenues when we introduce a significant new product or product enhancement.

Net revenues decreased 8.7% from $476.1 million in 2000 to $434.6 million in 2001. This decrease occurred across product families in both our Video business and our Audio business. We believe that a portion of this overall decline was due to the general worldwide economic slowdown. Certain product families within the Video business segment, in particular broadcast products and services, Avid Unity, and Avid|DS HD (introduced in early 2001), showed growth year-over-year, but this growth was more than offset by declines in other product families, including our Media Composer family. The increase in broadcast product and service revenue was attributable primarily to the acquisitions of iNews in January 2001 and Pluto in September 2000. The decline in the Audio business segment was primarily attributable to weaker third and fourth quarter revenues as customers anticipated the release in early January 2002 of the new HD products.

During 2002, we began shipping new releases of most of our products. These releases included Pro Tools HD, Avid Unity LANshare EX v3.0, Avid Xpress DV v3.5, Avid|DS HD v6.0, NewsCutter XP v3.0, NewsCutter XP Mobile v3.0 Avid Symphony v4.0, Avid Media Composer v11.0, Avid Xpress v5.0 and SOFTIMAGE|XSI v2.0 and v3.0. During 2001, we began shipments of Avid|DS HD, NewsCutter XP v2.0, NewsCutter XP Mobile, Avid Unity MediaNetwork v2.0, Avid Unity LANshare 1.0 and SOFTIMAGE|XSI v1.5, as well as several point releases of other existing products. We also began offering iNews products and services as a result of the acquisition in January 2001.

Net revenues derived through indirect channels were approximately 81% for 2002, compared to 79% of net revenues for 2001 and 85% of net revenues for 2000. The increase in direct selling from 2000 to 2001 was due primarily to the growth in sales to our broadcast customers that generally require a longer selling cycle with more direct support. We expect sales to broadcast customers will be an area of potential revenue growth in the future.

International sales (sales to customers outside the United States and Canada) accounted for 47% of our 2002 net revenues, compared to 48% for 2001 and 51% for 2000. International sales decreased by approximately $11.9 million or 5.8% in 2002 compared to 2001, and by $36.6 million or 15.0% in 2001 compared to 2000. Half of the decrease in international sales in 2002 compared to 2001 occurred in Europe, with the remainder occurring in the Asia Pacific region and Latin America. Management believes these declines were attributable to the economic climate and, in Asia, the impact of currency translation. The decrease in international sales in 2001 compared to 2000 reflected decreases in Europe primarily and, to a lesser extent, in Asia Pacific and Latin America. Management believes these declines were attributable to the poor economic climate and the impact of currency translation.

Gross Profit

Cost of revenues consists primarily of costs associated with the procurement of components; the assembly, testing, and distribution of finished products; warehousing; post-sales customer support costs; royalties for third-party software included in the products; and provisions for inventory obsolescence. The resulting gross profit fluctuates based on factors such as the mix of products sold, the cost and proportion of third-party hardware and software included in the systems sold, the offering of product upgrades, price discounts and other sales promotion programs, the distribution channels through which products are sold, the timing of new product introductions, sales of aftermarket hardware products such as disk drives, and currency exchange rate fluctuations.

Our gross margin decreased to 50.5% in 2002 compared to 50.9% in 2001, which had increased from 50.8% in 2000. The decrease during 2002 primarily reflects the impact of price reductions, discounts and promotions and higher manufacturing costs, primarily in the Audio segment, partially offset by a favorable product mix (in other words, a greater proportion of higher-margin products were sold in 2001 as compared to 2000), a positive margin impact from the Audio segment delivering third-party promotional software for which revenue had previously been deferred, and a positive impact from currency exchange rate fluctuations. The increase during 2001 reflects lower vendor material costs, manufacturing efficiencies, and in the Video business, a favorable product mix. These increases in 2001 were partially offset by a shift to lower margin Audio products and the negative impact of currency fluctuations, primarily a weakening of the Japanese yen, and to a lesser extent the euro, resulting in lower U.S. dollar equivalent revenue.

Research and Development

Research and development expenses decreased by $3.8 million, or 4.4%, in 2002 compared to 2001, and increased by $3.2 million, or 3.9%, in 2001 compared to 2000. The decrease in expenditures in 2002 was primarily due to lower personnel-related costs in the Video business as a result of restructuring actions taken during 2001, as well as lower depreciation expense, partially offset by higher hardware development costs and the absence of third-party funding of certain research and development projects which occurred in 2001. The increase in expenditures in 2001 was primarily due to increased personnel-related expenses and facility costs, primarily associated with the acquisitions of iNews in January 2001 and Pluto in September 2000 and the relocation of Digidesign's facilities in late 2001, partially offset by a reduction in variable employee compensation expense. Research and development expenses decreased slightly as a percentage of net revenues, to 19.7% in 2002 from 19.8% in 2001, primarily due to the decreased expenses noted above. Research and development expenses increased as a percentage of net revenues, to 19.8% in 2001 from 17.4% in 2000, primarily due to the increased expenses noted above and the decreased revenue base in 2001.

Marketing and Selling

Marketing and selling expenses decreased by $12.3 million, or 10.9%, in 2002 compared to 2001, and by $6.4 million, or 5.4%, in 2001 compared to 2000. The decrease in 2002 was primarily due to lower marketing expenditures such as trade shows, advertising and direct mailings, as well as lower personnel-related expenses resulting from various restructuring actions that occurred in 2001. We are, however, continuing to invest in sales resources as we see opportunities for revenue growth. The decrease in expenditures in 2001 compared to 2000 was primarily due to reductions in bad debt expense, variable employee compensation and trade show expenditures. These decreases were partially offset by twelve months of incremental iNews costs. Marketing and selling expenses decreased as a percentage of net revenues to 24.0% in 2002 from 26.0% in 2001, primarily due to the decreased expenses noted above. Marketing and selling expenses increased as a percentage of net revenues to 26.0% in 2001 from 25.1% in 2000, primarily due to a decreased revenue base in 2001.

General and Administrative

General and administrative expenses decreased by $3.5 million, or 15.0% in 2002 compared to 2001, and by $4.2 million, or 15.2%, in 2001 compared to 2000. The decrease in 2002 occurred primarily as a result of reduced external legal fees, lower personnel-related expenses and depreciation, partially offset by expense related to executive severance benefits incurred in 2002. The decrease in expenses in 2001 compared to 2000 was primarily the result of reduced personnel-related costs, including variable compensation expense, recruiting and relocation costs and executive severance benefits. General and administrative expenses decreased as a percentage of net revenues to 4.7% in 2002 from 5.4% in 2001, primarily due to the reductions in expenses discussed above. General and administrative expenses decreased as a percentage of net revenues to 5.4% in 2001 from 5.8% in 2000, primarily due to the reductions in personnel-related costs discussed above.

Restructuring and Other Costs

In December 2002, we recorded a charge of approximately $3.3 million in connection with vacating excess space in our Daly City, California; Tewksbury, Massachusetts; and Montreal, Canada facilities. The Tewksbury charge of $0.5 million was a revision of our estimate related to the August 2001 restructuring action discussed below, based on our attempts to sublet the related space during 2002. The remaining portion of the charge for Daly City and Montreal was the result of our ceasing to use a portion of each facility in December 2002 and hiring real estate brokers to assist in finding subtenants. The Daly City charge of $2.4 million reflects a depressed real-estate market in the area.

In March 2001, we implemented a restructuring plan related to our Softimage operations. As a result, 47 employees were terminated, primarily in Montreal, Canada, and we vacated a leased facility in California. In connection with this plan, we recorded a $1.3 million restructuring charge during the first quarter of 2001. The restructuring charge included approximately $1.1 million for severance and related costs of terminated employees and $0.2 million for facility vacancy costs, including a non-cancelable lease commitment. In June 2001, we implemented a restructuring plan related to the Avid Internet Solutions operations resulting in the termination of seven employees and a restructuring charge of $0.2 million for severance and related costs. In August 2001, we implemented a restructuring plan to further decrease costs through the consolidation of operations and the reduction of approximately 140 jobs worldwide. In connection with this plan, we recorded a charge to operating expenses of $8.5 million in the third quarter. The restructuring charge included approximately $6.1 million for severance and related costs of terminated employees and $2.4 million for facility vacancy costs, of which $1.0 million represented non-cash charges relating to the disposition of leasehold improvements that were abandoned upon vacating the related properties in 2002. These restructuring actions were expected to result in annual cost savings of approximately $11.0 million, and management believes that these savings have been achieved. In connection with these and prior plans, we made cash payments in 2001 of $6.2 million related to personnel severance-related costs and $0.6 million related to vacated facilities. In 2002, we made severance related payments of $1.2 million, facilities-related payments of $0.7 million and wrote off $1.0 million of leasehold improvements. The remaining accrual balance at December 31, 2002 was $5.4 million, of which $0.4 million relates to personnel costs and $4.9 million relates to facility costs.

In December 1999, in connection with the resignation of two executive officers, we incurred and recorded a charge of $2.9 million for termination benefits as specified in the employment contracts of the officers. Through December 31, 2001, cash payments of approximately $2.4 million had been made in full satisfaction of our obligations. As a result, in 2001, we recorded a credit of $0.5 million to restructuring and other costs, net, associated with a reduction in the estimated liability.

In December 1999, the Company entered into an agreement to sell its Italian subsidiary to a third party which established the entity as a distributor of Avid products. The sale was completed in the first quarter of 2000. In 1999, we recorded a loss of approximately $2.0 million related to the sale, including a reserve of $1.0 million for our guarantee of the new entity's line of credit with a bank. This guarantee ended on January 31, 2001 without requiring any cash payment by us. Accordingly, in the quarter ended March 31, 2001, we recorded a credit associated with the reversal of the reserve, which was included under the caption restructuring and other cost, net, where the charge was originally recorded. In addition, during each of the quarters ended June 30, 2002 and 2001, we received payments of $0.3 million in full satisfaction of a note received as partial consideration from the buyers of the Italian subsidiary. These payments were recorded as credits to restructuring and other costs, net since the note was fully reserved when initially recorded.

Amortization of Acquisition-related Intangible Assets

In connection with our August 1998 acquisition of Softimage, we allocated $127.8 million of the purchase price to goodwill and $88.2 million to intangible assets consisting of completed technologies, work force, and trade name. During 1999, a balance sheet purchase accounting adjustment was recorded which decreased goodwill by approximately $6.9 million. Included in the operating results for 2001 and 2000 is amortization of these intangible assets and goodwill of $28.5 million and $66.5 million, respectively. As of December 31, 2001, these intangible assets, including goodwill, were fully amortized.

During 2002, 2001 and 2000, we recorded additional intangible assets as we acquired the following companies: iKnowledge, Inc. in 2002; iNews, LLC in 2001; and The Motion Factory, Inc. and Pluto Technologies International Inc. in 2000. In connection with these acquisitions, we allocated $6.8 million to intangible assets consisting of completed technologies and work force. Included in the operating results for 2002, 2001 and 2000 is amortization of these intangible assets of $1.1 million, $2.8 million and $0.3 million, respectively. As of January 1, 2002, in connection with the adoption of SFAS 142, we reclassified $1.1 million of a previously recorded assembled work force intangible to goodwill and, as a result, ceased amortizing this amount. During 2002, we recorded no goodwill or assembled work force amortization as compared to approximately $1.5 million and $0.2 million for the years ended December 31, 2001 and 2000, respectively, for these acquisitions. The unamortized balance of the intangible assets relating to these acquisitions, including goodwill, was $2.6 million at December 31, 2002.

Other Income and Expense, Net

Other income and expense, net, generally consists of interest income, interest expense and equity in income of non-consolidated companies. During 2002, other income and expense, net, decreased $5.3 million, from $5.5 million in 2001. This decrease was primarily due to two items in the 2001 amount not recurring in 2002: a net gain of $4.0 million recorded in 2001 upon the sale of all common stock received in connection with the sale in 2000 of our investment in Avid Sports LLC, and our equity in the net income of iNews related to their fourth quarter 2000 operations that was recorded in 2001 of $1.1 million (we acquired iNews in January 2001). Additionally, interest income decreased in 2002 compared to 2001 due to a decline in interest rates and, to a lesser extent, lower average cash and investment balances on hand. We also recorded a further impairment charge of $1.0 million during 2002 for an investment in an unconsolidated entity accounted for under the cost method; after this charge, our investment has been fully written-off. Offsetting these decreases in interest and other income, net, was reduced interest expense in 2002 compared to 2001, as a result of our prepayment in February 2002 of a note payable to Microsoft. During 2001, other income and expense, net, increased $1.8 million, from $3.7 million in 2000. The increase was primarily due to the net gain of $4.0 million recorded upon the sale of all common stock associated with the sale of our investment in Avid Sports LLC discussed above. This increase was partially offset by a decrease in interest income, primarily attributable to a decline in interest rates; the elimination of our equity in the net income of iNews as a result of the acquisition of the remaining ownership interest in 2001; and an impairment charge of $1.1 million on an unconsolidated entity accounted for under the cost method.

Provision for Income Taxes

Our effective tax rate was 36%, (8%) and (10%), respectively, for 2002, 2001, and 2000. The tax rate in each year includes net changes in the valuation allowance for U.S.-related deferred tax assets and an addition to the valuation allowance against a majority of the foreign deferred tax assets. Based on the level of deferred tax assets as of December 31, 2002 and the level of historical U.S. and foreign taxable income, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the establishment of a full valuation allowance. Excluding the impact of the valuation allowance, our effective tax rate would have been 43% for 2002. This differs from the Federal statutory rate of (35%) due primarily to state taxes, the U.S. Federal Research Tax Credit and our foreign subsidiaries, which are taxed at different rates.

Excluding the impact of the valuation allowance, our effective tax rate would have been (34%) for 2001. This differs from the Federal statutory rate of (35%) due primarily to state taxes, the U.S. Federal Research Tax Credit and our foreign subsidiaries, which are taxed at different rates.

The tax rate for 2000 includes an addition to the valuation allowance against all U.S.-related deferred tax assets and the establishment of a valuation allowance against a majority of the foreign deferred tax assets. Excluding the impact of the valuation allowance, our effective tax rate would have been (37%) for 2000. This differs from the Federal statutory rate of (35%) due primarily to state taxes, the U.S. Federal Research Tax Credit and our foreign subsidiaries, which are taxed at different rates.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations to date through both private and public sales of equity securities as well as through cash flows from operations. As of December 31, 2002, our principal sources of liquidity included cash, cash equivalents, and marketable securities totaling approximately $89.0 million.

With respect to cash flow, net cash provided by operating activities was $25.4 million in 2002 compared to $8.7 million in 2001 and $12.1 million in 2000. During 2002, cash generated from operating activities primarily reflects net income after adjustment for depreciation and amortization, as well as cash generated through a decrease in accounts receivable and increases in accounts payable and deferred revenue. This was partially offset by an increase in inventories. During 2001, cash generated from operating activities reflected net income after adjustment for depreciation and amortization, as well as a decrease in accounts receivable. This was partially offset by reductions in accounts payable and accrued expenses. During 2000, cash generated from operating activities reflected net income after adjustment for depreciation and amortization and provision for doubtful accounts, offset by cash uses attributable primarily to an increase in accounts receivable and inventories.

Net cash flow used in investing activities was $9.0 million in 2002, compared to $27.9 million in 2001 and $1.7 million in 2000. We purchased $9.4 million of property and equipment during 2002, compared to $15.5 million in 2001 and $7.4 million in 2000. We also acquired $1.9 million of property and equipment under capital leases during 2002. Purchases in 2002 were primarily of computer hardware and software to support research and development activities and our information systems. Purchases in 2001 were primarily of computers and furniture and fixtures purchased in connection with the relocation of the Digidesign facility to Daly City, California and hardware and software to support research and development activities and our information systems. Purchases in 2000 were primarily of equipment to support research and development activities. Our capital spending program for 2003 is currently expected to be approximately $10.5 million, primarily for hardware and software to support activities in the research and development, information systems, and manufacturing areas. However, this amount could increase in the event we enter into strategic business acquisitions or for other reasons.

During 2002, we made a cash payment of approximately $0.4 million to acquire selected assets of iKnowledge, Inc. As part of the purchase agreement, we may be required to make certain contingent cash payments, dependent upon the future revenues of the products acquired from iKnowledge, through December 2004. As of December 31, 2002, contingent payments owed were immaterial. During 2001, we also made a cash payment, net of cash acquired, of $5.4 million for the purchase of the remaining 50% ownership interest in iNews. Also during 2001, we received $4.0 million in cash upon the sale of all common stock received in connection with the sale in 2000 of our investment in Avid Sports LLC. During 2000, we also made a cash investment of $2.1 million in Rocket Network, Inc. and purchased the assets of two companies, Pluto Technologies and The Motion Factory, for a total of approximately $2.0 million in cash and $0.3 million of guaranteed bonuses paid in 2001. In connection with the acquisition of The Motion Factory, we may be required to make future contingent cash payments limited in the aggregate to an additional $10.0 million, depending upon future revenues and/or gross margin levels through December 2004 of the products including technology we acquired from The Motion Factory.

During 2002, 2001 and 2000, we generated cash of approximately $12.7 million, $1.2 million and $10.1 million, respectively, net of common stock repurchases, from the issuance of common stock related to the exercise of stock options and our employee stock purchase plan. Also in 2002, we made a prepayment in full satisfaction of a $13.0 million note to Microsoft. During 1998, we announced that our board of directors had authorized the repurchase of up to 3.5 million shares of our common stock. Purchases were made in the open market or in privately negotiated transactions. As of December 31, 2001, the repurchase program was complete. Repurchased shares have been used for our employee stock plans.

As a result of our restructuring efforts during 2001 and prior periods, we have commitments to pay severance and other termination benefits to employees of approximately $0.4 million over the next twelve months. In connection with these restructuring efforts, as well as with the identification in 2002 of excess space in various locations, we also have facility-related cash obligations of approximately $4.9 million as a result of losses to be incurred or expected to be incurred on subleases of space or lease vacancies. These payments will be made over the remaining terms of the leases, which have varying expiration dates through 2010, unless we are able to negotiate an earlier termination. All restructuring related payments will be funded through working capital.

We believe existing cash, cash equivalents, marketable securities and funds generated from operations will be sufficient to meet our cash requirements for at least the next 12 months. In the event we require additional financing, we believe that we will be able to obtain such financing; however, there can be no assurance that we would be successful in doing so, or that we could do so on favorable terms.

CONTRACTUAL AND COMMERCIAL OBLIGATIONS

The following table sets forth future payments that we are obligated to make, as of December 31, 2002, under existing debt agreements, leases and other arrangements (in thousands):

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Capital lease obligations	$2,049	$536	$978	$535	
Operating leases	111,076	18,243	32,978	28,697	$31,158
Unconditional purchase obligations	19,800	19,800			
	$132,925	$38,579	$33,956	$29,232	$31,158

Other contractual arrangements that may result in cash payments consist of the following (in thousands):

	Total	Less than 1 Year	1 – 3 Years
Transactions with recourse	$15,822	$15,822	
Stand-by letter of credit	5,050		$5,050
	$20,872	$15,822	$5,050

Through a third party, we have entered into lease financing transactions with our customers. During the terms of these financing arrangements, which are generally for three years, we remain liable for any unpaid principal balance upon default by the end-user. Our liability is limited in the aggregate based on a percentage of initial amounts funded or, in certain cases, amounts of unpaid balances. As of December 31, 2002, our maximum exposure under this program was $15.8 million.

We have a stand-by letter of credit at a bank that is used as a security deposit in connection with our Daly City, California office space lease. In the event of default on our lease the landlord would, as of December 31, 2002, be eligible to draw against this letter of credit to a maximum of $5.1 million, subject to an annual reduction of approximately $0.8 million but not below $2.0 million. The letter of credit will remain at $2.0 million throughout the remaining lease period, which runs through September 2009. As of December 31, 2002, we were not in default of this lease.

We conduct our business globally and, consequently, our results from operations are exposed to movements in foreign currency exchange rates. We enter into forward exchange contracts, which generally have one-month maturities, to reduce exposures associated with the foreign exchange exposures of certain forecasted third-party and intercompany receivables, payables and cash balances. At December 31, 2002, we are in a sell position with respect to the euro, Japanese yen, Canadian dollar and Australian dollar and in a buy position with respect to the British pound and Singapore dollar. Our currency position at December 31, 2002 is summarized as follows (in thousands):

	Approximate U.S. Dollar Equivalent
euro	$20,070
Japanese yen	8,812
Canadian dollar	1,894
Singapore dollar	1,382
British pound	1,316
Australian dollar	208
	$33,682

NEW ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which nullifies EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had allowed the liability to be recorded at the commitment date of an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. We adopted the provisions of SFAS 146, as permitted, in connection with charges taken for losses on vacated space recorded in December 2002, and the adoption did not have a material impact on the amount of the charge or, as such, on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure." This Statement amends SAFS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As we did not make a voluntary change to the fair value-based method of accounting for stock-based employee awards in 2002, the adoption of SFAS No. 148 did not have any impact on our financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure, recognition and measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002; the recognition and measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 is not expected to have a material effect on our consolidated financial statements.

In December 2002, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust or other legal structure used for business purposes that either (a) does not have equity investors with characteristics of a controlling financial interest or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Additionally, companies with significant investments in variable interest entities, even if not required to consolidate the variable interest entity, have enhanced disclosure requirements. The Company does not expect the adoption of FIN 46 will have a material impact on its financial position or results of operations.

In November 2002, the Emerging Issues Task Force of the FASB reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 requires that for revenue arrangements with multiple deliverables, those deliverables be divided into separate units of accounting if the deliverables meet certain criteria as defined by EITF 00-21. Arrangement consideration is to be allocated among the separate units of accounting based on their relative fair values and revenue recognition decisions should be considered separately for each separate unit of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is currently evaluating the scope of EITF 00-21 but believes that the

Company's multiple element arrangements fall within the scope of SOP 97-2 and therefore, EITF 00-21 will not be applicable to the Company.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Some of the statements in this Form 10-K relating to our future performance constitute forward-looking statements. Such forward-looking statements are based upon management's current expectations and involve known and unknown risks. Realization of any of these risks may cause actual results to differ materially from the results described in the forward-looking statements. Certain of these risks are as follows:

Our future success will depend in part upon our ability to enhance our existing products and introduce new products in the digital editing market.

Our products, particularly the Media Composer family of products, have captured significant market share in our core digital video and film editing market. As such, future growth in this market could be limited and will depend in part upon our ability to introduce new features and functionality for Media Composer products, improve upon their price/performance, respond to competitive offerings, introduce and transition to new products, and adapt to new industry requirements and standards. Any delay or failure to develop these enhancements or to introduce other new products in this market could harm our business and reduce our operating results. At the same time, the introduction and transition to new products could have an impact on the market for our existing products, which could adversely affect our revenues and business.

The broadcast market is large, widely dispersed, and highly competitive, and we may not be successful in growing our customer base or predicting customer demand in this market.

We are currently building our presence in the broadcast market and have augmented our NewsCutter product offering with the Avid Unity for News products, and the server, newsroom, and browser products obtained in the Pluto and iNews acquisitions. The broadcast market is distinguished from our traditional Video business in that turn-key, fully integrated, complex "solutions" (including the configuration of unique workflows), rather than discrete point products, are frequently required by the customer. As a relatively new player in the broadcast market, we may encounter difficulties in establishing ourselves, creating compelling customer solutions, and developing a strong, loyal customer base.

Large, complex broadcast orders often require us to devote significant sales, manufacturing, installation, and support resources to ensure their successful and timely fulfillment. As the broadcast market converts from analog to digital, our strategy has been to build our broadcast solutions team in response to customer demand. To the extent that customer demand for our broadcast solutions exceeds our expectations, we may encounter difficulties in the short run meeting our customers' needs. Meanwhile, our competitors may devote greater resources to the broadcast market than we do, or may be able to leverage their market presence more effectively. If we are unsuccessful in capturing and maintaining a share of this digital broadcast market or in predicting and satisfying customer demand, our business and revenues could be adversely affected.

We have a significant share of the professional audio market, and therefore growth in this market will depend in part on our ability to successfully introduce new products.

Currently, products of our Digidesign division have captured a significant portion of the professional audio market. Digidesign's strong performance in recent years reflects a series of successful product introductions. Our future success will depend in part upon our ability to offer, on a timely and cost-effective basis, new audio products and enhancements of our existing audio products. The timely development of new or enhanced products is a complex and uncertain process, and we could experience design, manufacturing, marketing, or other difficulties that delay or prevent our development, introduction or marketing of new products or enhancements, which, in turn, could harm our business.

We are expanding our product line and offering solutions to new markets, and our future revenues depend in part on the success of this expansion.

Traditionally, we have been a point product company. Increasingly, we are providing end-to-end solutions for our customers. We are expanding our product line beyond our core video editing market to offer digital media production solutions to the broadcast news market (including cable and Internet news), the on-line film and video finishing market, and the emerging market for multimedia production tools (including the Internet and corporate markets). Because these markets are evolving, we must anticipate our customers' future needs and introduce compelling new products, gain market acceptance, and establish appropriate distribution channels, support, and maintenance. To the extent that we fail to accurately anticipate our customers' needs, we may need to adjust our plans accordingly, which could cause delays, unexpected expenses, and reallocation of our resources, and which in turn could harm our business and reduce our operating results.

The markets for our products are competitive, and we expect competition to intensify in the future.

The digital video, audio, and animation markets are competitive, with limited barriers to entry, and are characterized by pressure to reduce prices, incorporate new features, and accelerate the release of new products. Many of our current and potential competitors have substantially greater financial, technical, distribution, support, or marketing resources than we do. Such competitors may use these resources to lower their product costs, allowing them to reduce prices to levels at which we could not operate profitably. Further, such competitors may be able to develop products comparable or superior to ours, or adapt more quickly to new technologies or evolving customer requirements. If we are unable to compete effectively in our target markets, our business and results of operations could suffer.

Competition in the 3-D market has increased dramatically since our acquisition of Softimage.

The 3-D market has changed significantly from the time we acquired our Softimage subsidiary in August 1998. While Softimage once dominated the higher end of the 3-D market (i.e., feature films and other intensive graphics applications), competitors' products have eroded Softimage's market share and have contributed to downward price pressure, which has resulted in reduced margins. In addition, we have experienced delays in introducing new products into the 3-D animation market. Finally, revenues in recent years have been increasingly derived from sales to the games industry and non-traditional markets. If these non-traditional markets were to slow or delay their purchases of 3-D tools, our revenues could be adversely affected. To the extent that these factors continue or worsen, our business could suffer.

We use independent firms and contractors to perform some of our product development activities.

Independent firms and contractors, some of whom are located in other countries, perform some of our product development activities. We generally own the software developed by these contractors. The use of independent firms and contractors, especially those located abroad, could expose us to risks related to governmental regulation, intellectual property ownership and rights, exchange rate fluctuation, political instability and unrest, natural disasters, and other risks, which could adversely impact our revenues.

We depend on a number of sole source suppliers.

We are dependent on a number of specific suppliers for certain key components of our products. We purchase these sole source components pursuant to purchase orders placed from time to time. We generally do not carry significant inventories of these sole source components and have no guaranteed supply arrangements. If any of our sole source vendors failed to supply or enhance such components, it could imperil our supply of these components. Similarly, if any of our vendors encountered technical, operating or financial difficulties, it could threaten our supply of these components. While we believe that alternative sources for these components could be developed, or our products could be redesigned to permit the use of alternative components, an interruption of our supply could damage our business and negatively affect our operating results.

Our products are complex and delays or difficulties in introducing new products could harm our business.

Our future success will depend in part on our ability to offer products that compete favorably with our competitors' products in terms of reliability, performance, ease of use, range of features, product enhancements, reputation, price, and training. Delays or difficulties in product development and introduction may harm our business. Our products are internally complex and, despite extensive testing and quality control, may contain errors or defects. Such errors or defects could cause us to issue corrective releases and could result in loss of revenues, increased product returns, lack of market acceptance, and damage to our reputation.

New product announcements by our competitors and by us could have the effect of reducing customer demand for our existing products. Some of our new products constitute upgrades of existing products. In the past, we have offered discounts on the price of such upgrades to existing customers, which, where appropriate, have been based upon the return of circuit boards and system keys. To the extent that such circuit boards and system keys are not returned, it can decrease the revenue generated by such new products. New product introductions require us to devote time and resources to training our sales channels in product features and target customers, with the temporary result that the sales channels have less time to devote to selling our products.

Qualifying and supporting our products on multiple computer platforms is time consuming and expensive.

Our software engineers devote significant time and effort to qualify and support our products on various computer platforms, including most notably, Microsoft's Windows and Apple's Macintosh platforms. Computer platform modifications and upgrades require additional time to be spent to ensure that our products will function properly. To the extent that the current configuration of the qualified and supported platforms change or that we need to qualify and support new platforms, we could be required to expend valuable engineering resources, which is likely to adversely affect our operating results.

Our operating results are dependent on several unpredictable factors.

The revenue and gross profit from our products depend on many factors, including:

- mix of products sold;
- cost and proportion of third-party hardware included in such products;
- product distribution channels;
- timing of new product introductions;
- product offers and platform upgrades;
- price discounts and sales promotion programs;
- volume of sales of aftermarket hardware products;
- costs of swapping or fixing products released to the market with defects;
- provisions for inventory obsolescence;
- competitive pressure on product prices;
- costs incurred in connection with "solution" sales, which typically have longer selling and implementation cycles;
- timing and delivery of "solutions" to customers; and
- currency fluctuations.

Negative changes in any of these factors could reduce our revenue and gross profit.

Our operating costs are tied to projections of future revenues, which may differ from actual results.

Our operating expense levels are based, in part, on our expectations of future revenues. Such future revenues are difficult to predict. For example, the current worldwide economic slowdown has had an impact on our recent results, and if this slowdown persists, it may continue to lower our revenues. Additionally, a significant portion of our business occurs near the end of each quarter, which can impact our ability to precisely forecast revenues on a quarterly basis. Further, we are generally unable to reduce quarterly operating expense levels rapidly in the event that quarterly revenue levels fail to meet internal expectations. Therefore, if quarterly revenue levels fail to meet internal expectations upon which expense levels are based, our results of operations could be adversely affected.

Poor global macroeconomic conditions could disproportionately impact our industry.

As a result of unfavorable economic conditions and reduced capital spending, our customers in the media, broadcast and content-creation industries have delayed or reduced expenditures. The revenue growth and profitability of our business depends primarily on the overall demand for our products. Softening demand for our products resulting from ongoing economic uncertainty may result in decreased revenues or earnings levels or growth rates. If global economic conditions worsen, demand for our products may weaken, and our business and results of operations could suffer.

Terrorism, acts of war, and other international conflicts may seriously harm our business.

Terrorism or acts of war throughout the world may disrupt our business and harm our employees, facilities, suppliers, distributors, resellers or customers, which could significantly impact our revenue and operating results. The potential for future terrorist attacks and other threats to national security, and the responses of the United States and other countries to such attacks or threats, including the present action against Iraq, have created many economic and political uncertainties that could adversely affect our business and stock price in ways that cannot be predicted. We are predominantly uninsured for losses and interruptions caused by terrorism, acts of war, or other international conflicts.

If we fail to maintain strong relationships with our resellers, distributors, and suppliers, our ability to successfully deploy our products may be harmed.

We sell many of our products and services indirectly through resellers and distributors. The resellers and distributors of our Video segments products typically purchase software and "kits" from us, and other turn-key components from other vendors, in order to produce complete systems for resale. Any disruption to our resellers and distributors, or their third-party suppliers, could reduce our revenues. Moreover, we are increasingly distributing our products directly, which could put us in competition with our resellers and distributors and could adversely affect our revenues.

Most of the resellers and distributors of our Video products are not granted rights to return products after purchase, and actual product returns from them have been insignificant to date. However, our revenue from sales of Audio products is generally derived from transactions with distributors and authorized resellers that typically allow limited rights of return, inventory stock rotation and price protection. Accordingly, reserves for estimated returns, exchanges and credits for price protection are provided, as a reduction of revenues, upon shipment of the related products to such distributors and resellers, based upon our historical experience. To date, actual returns have not differed materially from management's estimates. However, if returns of our Audio segment products were to exceed estimated levels, our revenues and operating results could be adversely impacted.

If we become dependent on third-party hardware for our products, our operating results could be harmed.

Our gross profit margin varies from product to product depending primarily on the proportion and cost of third-party hardware included in each product. From time to time, we add functionality and features to our products. If we effect such additions through the use of more, or more costly, third-party hardware, and are not able to increase the price of such products to offset these increased costs, then our gross profit margin on these products could decrease.

Our future growth could be harmed if we lose the services of our key personnel.

Our success depends upon the services of a number of key current employees. The loss of the services of one or more of these key employees could harm our business. Our success also depends upon our ability to attract highly skilled new employees. Competition for such employees is intense in the industries and geographic areas in which we operate. If we are unable to compete successfully for such employees, our business could suffer.

Our websites could subject us to legal claims that could harm our business.

Some of our websites provide interactive information and services to our customers. To the extent that materials may be posted on and/or downloaded from these websites and distributed to others, we may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury, or other theories of liability based on the nature, content, publication or distribution of such materials. In addition, although we have attempted to limit our exposure by contract, we may also be subject to claims for indemnification by end users in the event that the security of our websites is compromised. As these websites are available on a worldwide basis, they could potentially be subject to a wide variety of international laws.

Regulations could be enacted that restrict our Internet initiatives.

As a result of the increasing use and popularity of the Internet, federal, state, and local authorities may adopt new laws and regulations governing the Internet. These laws and regulations may cover issues such as privacy, distribution, and content. The enactment of any additional laws or regulations could impede the growth of the Internet, harm our Internet initiatives, and place additional financial burdens on our business.

We could incur substantial costs protecting our intellectual property or defending against a claim of infringement.

Our ability to compete successfully and achieve future revenue growth depends, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. We rely upon a combination of patent, copyright, and trademark laws, trade secret, confidentiality procedures, and contractual provisions, as well as hardware security keys, to protect our proprietary technology. However, our means of protecting our proprietary rights may not be adequate. From time to time unauthorized persons have obtained, copied, and used information that we consider proprietary. Policing the unauthorized use of our proprietary technology is costly and time-consuming, and software piracy can be expected to be a persistent problem.

We occasionally receive communications suggesting that our products may infringe the intellectual property rights of others. It is our practice to investigate the factual basis of such communications and negotiate licenses where appropriate. While it may be necessary or desirable in the future to obtain licenses relating to one or more products or relating to current or future technologies, we may be unable to do so on commercially reasonable terms. If we are unable to protect our proprietary technology or unable to negotiate licenses for the use of others' intellectual property, our business could be impaired.

We are currently involved in various legal proceedings, including patent litigation. An adverse resolution of any such proceedings could harm our business and reduce our results of operations. See Note I, "Commitments and Contingencies" in our consolidated financial statements.

If we acquire other companies or businesses, we will be subject to risks that could hurt our business.

We periodically acquire businesses, form strategic alliances, or make debt or equity investments. The risks associated with such acquisitions, alliances, and investments include, among others, the difficulty of assimilating the operations and personnel of the target companies, the failure to realize anticipated return on investment, cost savings and synergies, and the diversion of management's time and attention. Such acquisitions, alliances, and investments often involve significant transaction-related costs and could cause short-term disruption to normal operations. If we are unable to overcome or counter these risks, it could undermine our business and lower our operating results.

Our operating results could be harmed by currency fluctuations.

A significant portion of our business is conducted in currencies other than the U.S. dollar. Accordingly, changes in the value of major foreign currencies (including the euro, the British pound, and the Japanese yen) relative to the value of the U.S. dollar could lower future revenues and operating results.

A portion of our sales are financed under a third party leasing program.

We have an established leasing program with a third party that allows certain of our customers who choose to do so to finance their purchases. If this program ended abruptly or unexpectedly, some of our customers might be unable to purchase our products unless or until they were able to arrange for alternative financing, and this could adversely impact our revenues.

Our stock price may continue to be volatile.

The market price of our common stock has been volatile in the recent past and could fluctuate substantially in the future based upon a number of factors, some of which are beyond our control. These factors include:

- changes in our quarterly operating results;
- shortfalls in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections;
- fluctuations in investors' perceptions of us or our competitors;
- shifts in the markets for our products;
- development and marketing of products by our competitors;
- changes in our relationships with suppliers, distributors, resellers, system integrators, or customers; and
- continuing effects of the worldwide economic downturn.

Further, the stock market has witnessed unusual volatility with respect to the price of equity securities of high technology companies generally, and this volatility has, at times, appeared to be unrelated to or disproportionate to any of the factors above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Our primary exposures to market risk are the effect of volatility in currencies on asset and liability positions of our international subsidiaries that are denominated in foreign currencies, and the effect of fluctuations in interest rates earned on our cash equivalents and marketable securities.

Foreign Currency Exchange Risk

We generally derive approximately half of our revenues from customers outside the United States. This business is, for the most part, transacted through international subsidiaries and generally in the currency of the end-user customers. Therefore, we are exposed to the risks that changes in foreign currency could adversely impact our revenues, net income (loss) and cash flow. To hedge against the foreign exchange exposure of certain forecasted receivables, payables and cash balances of our foreign subsidiaries, we enter into foreign currency forward-exchange contracts. We record gains and losses associated with currency rate changes on these contracts in results of operations, offsetting gains and losses on the related assets and liabilities. The success of this hedging program depends on forecasts of transaction activity in the various currencies. To the extent that these forecasts are over- or understated during the periods of currency volatility, we could experience unanticipated currency gains or losses.

At December 31, 2002, we had $33.7 million of forward-exchange contracts outstanding, denominated in euros, British pounds, Japanese yen, Canadian dollars, Singapore dollars and Australian dollars, as a hedge against forecasted foreign currency-denominated receivables, payables and cash balances. For the twelve-month period ended December 31, 2002, net losses of $4.2 million resulting from forward-exchange contracts were recorded, which offset net transaction and translation gains of $4.7 million on the related assets and liabilities. A hypothetical 10% change in foreign currency rates would not have a material impact on our results of operations, assuming the above-mentioned forecast of foreign currency exposure is accurate, because the impact on the forward contracts as a result of a 10% change would at least partially offset the impact on the asset and liability positions of our foreign subsidiaries.

Interest Rate Risk

At December 31, 2002, we held $89.0 million in cash, cash equivalents and marketable securities, including short-term U.S. and Canadian government and government agency obligations. Marketable securities are classified as "available for sale" and are recorded on the balance sheet at market value, with any unrealized gain or loss recorded in other comprehensive income (loss). A hypothetical 10% increase or decrease in interest rates would not have a material impact on the fair market value of these instruments due to their short maturity.

AVID TECHNOLOGY, INC.

ANNUAL REPORT ON FORM 10-K

YEAR ENDED DECEMBER 31, 2002

ITEM 8

FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION

AVID TECHNOLOGY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN ITEM 8:

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE INCLUDED IN ITEM 15(d):

Schedules other than that listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Avid Technology, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Avid Technology, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, upon adoption of Statement of Financial Accounting Standards No. 142, the Company changed its method of accounting for goodwill.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 30, 2003

AVID TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Year Ended December 31,		
	2002	2001	2000
Net revenues	$418,719	$434,638	$476,090
Cost of revenues	207,236	213,572	234,424
Gross profit	211,483	221,066	241,666
Operating expenses:			
Research and development	82,346	86,140	82,900
Marketing and selling	100,761	113,053	119,469
General and administrative	19,819	23,313	27,504
Restructuring and other costs, net	2,923	8,268	
Amortization of acquisition-related intangible assets	1,153	31,168	66,872
Total operating expenses	207,002	261,942	296,745
Operating income (loss)	4,481	(40,876)	(55,079)
Interest income	1,163	2,546	3,634
Interest expense	(203)	(1,473)	(1,275)
Other income (expense), net	(742)	4,456	1,371
Income (loss) before income taxes	4,699	(35,347)	(51,349)
Provision for income taxes	1,700	2,800	5,000
Net income (loss)	$2,999	($38,147)	($56,349)
Net income (loss) per common share – basic	$0.11	($1.49)	($2.28)
Net income (loss) per common share – diluted	$0.11	($1.49)	($2.28)
Weighted average common shares outstanding – basic	26,306	25,609	24,683
Weighted average common shares outstanding – diluted	26,860	25,609	24,683

The accompanying notes are an integral part of the consolidated financial statements.

AVID TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	December 31,	
	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$62,174	$45,613
Marketable securities	26,860	27,348
Accounts receivable, net of allowances of $10,614 and $11,497 at December 31, 2002 and 2001, respectively	65,942	78,010
Inventories	38,047	21,690
Deferred tax assets, net	663	695
Prepaid expenses	4,515	6,722
Other current assets	6,741	3,440
Total current assets	204,942	183,518
Property and equipment, net	25,731	27,164
Acquisition-related intangible assets, net	1,513	3,425
Goodwill	1,087	
Other assets	2,530	1,699
Total assets	$235,803	$215,806
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$24,297	$19,076
Accrued compensation and benefits	13,425	13,023
Accrued expenses and other current liabilities	28,730	26,125
Income taxes payable	8,877	10,932
Deferred revenues	35,483	28,872
Total current liabilities	110,812	98,028
Long-term debt and other liabilities	1,427	13,020
Commitments and contingencies (Notes H and I)		
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000 shares authorized; no shares issued or outstanding		
Common stock, $.01 par value, 50,000 shares authorized; 27,268 and 26,591 shares issued and 27,268 and 26,085 shares outstanding at December 31, 2002 and 2001, respectively	273	266
Additional paid-in capital	364,481	357,446
Accumulated deficit	(235,365)	(235,926)
Treasury stock, at cost, 0 and 506 shares at December 31, 2002 and 2001, respectively		(8,035)
Deferred compensation	(216)	(1,294)
Accumulated other comprehensive loss	(5,609)	(7,699)
Total stockholders' equity	123,564	104,758
Total liabilities and stockholders' equity	$235,803	$215,806

The accompanying notes are an integral part of the consolidated financial statements.

AVID TECHNOLOGY, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Shares of Common Stock		Common Stock	Additional Paid-in	Accumulated	Treasury	Deferred	Accumulated Other Comprehensive	Total Stockholders'
	Issued	In Treasury	Issued	Capital	Deficit	Stock	Compensation	Loss	Equity
Balances at December 31, 1999	26,591	(2,701)	$266	$366,569	($128,083)	($66,489)	($1,853)	($2,487)	$167,923
Purchase of treasury stock		(35)				(460)			(460)
Stock issued pursuant to employee stock plans		1,503		(22,095)	(9,530)	42,153			10,528
Issuance of restricted stock		378		(715)	(3,817)	9,174	(4,638)		4
Option issued at below fair market value				1,338			(1,338)		
Conversion of purchase consideration				14,884					14,884
Restricted stock grants canceled and compensation expense		(69)		(878)			3,077		2,199
Comprehensive loss:									
Net loss					(56,349)				(56,349)
Net change in unrealized gain on marketable securities								1,738	1,738
Translation adjustment								(2,617)	(2,617)
Other comprehensive loss									(879)
Comprehensive loss									(57,228)
Balances at December 31, 2000	26,591	(924)	266	359,103	(197,779)	(15,622)	(4,752)	(3,366)	137,850
Purchase of treasury stock		(291)				(5,054)			(5,054)
Stock issued pursuant to employee stock plans		756		(6,417)		12,641			6,224
Cancellation of options issued at below fair market value				(150)			150		
Conversion of purchase consideration				5,519					5,519
Restricted stock grants canceled and compensation expense		(47)		(609)			3,308		2,699
Comprehensive loss:									
Net loss					(38,147)				(38,147)
Net change in unrealized loss on marketable securities								(1,733)	(1,733)
Translation adjustment								(2,600)	(2,600)
Other comprehensive loss									(4,333)
Comprehensive loss									(42,480)
Balances at December 31, 2001	26,591	(506)	266	357,446	(235,926)	(8,035)	(1,294)	(7,699)	104,758
Stock issued pursuant to employee stock plans	677	510	7	7,085	(2,438)	8,035			12,689
Restricted stock grants canceled and compensation expense		(4)		(50)			1,078		1,028
Comprehensive income:									
Net income					2,999				2,999
Net change in unrealized loss on marketable securities								(20)	(20)
Translation adjustment								2,110	2,110
Other comprehensive income									2,090
Comprehensive income									5,089
Balances at December 31, 2002	27,268	–	$273	$364,481	($235,365)	$0	($216)	($5,609)	$123,564

The accompanying notes are an integral part of the consolidated financial statements.

AVID TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$2,999	($38,147)	($56,349)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	12,974	47,287	84,264
Provision for doubtful accounts and recourse obligations	1,073	1,635	6,170
Compensation from stock grants and options	1,028	2,699	2,199
Changes in deferred tax assets and liabilities	104	(329)	14
Equity in income of non-consolidated companies	(199)	(1,252)	(1,020)
Gain on sales of businesses	(327)	(4,359)	
Provision for restructuring charges, non-cash portion		1,030	
Write-down of investment in non-consolidated company	1,000	1,100	
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	13,370	21,396	(23,677)
Inventories	(16,170)	(498)	(5,712)
Prepaid expenses and other current assets	346	389	1,179
Accounts payable	4,969	(10,677)	5,016
Income taxes payable	(1,936)	(991)	7,052
Accrued expenses, compensation and benefits	(232)	(10,175)	(8,981)
Deferred revenues	6,399	(422)	1,955
NET CASH PROVIDED BY OPERATING ACTIVITIES	25,398	8,686	12,110
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(9,356)	(15,522)	(7,401)
Payments for other long-term assets	(196)	(358)	(380)
Dividends from non-consolidated company	59		
Proceeds from sales of businesses	327	4,359	
Investments in non-consolidated companies			(2,100)
Payments for business acquisitions, net of cash acquired	(425)	(5,439)	(1,990)
Purchases of marketable securities	(27,600)	(38,762)	(31,861)
Proceeds from sales of marketable securities	28,152	27,803	42,001
NET CASH USED IN INVESTING ACTIVITIES	(9,039)	(27,919)	(1,731)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of common stock for treasury		(5,054)	(460)
Payments on note issued in connection with acquisition	(13,020)		
Proceeds from issuance of common stock under employee stock plans	12,689	6,224	10,532
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(331)	1,170	10,072
Effects of exchange rate changes on cash and cash equivalents	533	(1,199)	(1,648)
Net increase (decrease) in cash and cash equivalents	16,561	(19,262)	18,803
Cash and cash equivalents at beginning of year	45,613	64,875	46,072
Cash and cash equivalents at end of year	$62,174	$45,613	$64,875

See Note Q for supplemental disclosures.

The accompanying notes are an integral part of the consolidated financial statements.

A. ORGANIZATION AND OPERATIONS

Avid Technology, Inc. ("Avid" or the "Company") develops, markets, sells and supports a wide range of software and hardware and software systems, for digital media production, management and distribution. Digital media are media elements, whether video, audio or graphics, in which the image, sound or picture is recorded and stored as digital values, as opposed to analog, or tape-based, signals. Our products are used worldwide in production and post-production facilities; film studios; network, affiliate, independent and cable television stations; recording studios; advertising agencies; government and educational institutions; corporate communication departments; and by game developers and Internet professionals. Projects produced using our products include major motion pictures and prime-time television, music, video, and other recordings.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

The Company's preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. The most significant estimates reflected in these financial statements include revenue recognition, accounts receivable and sales allowances, inventory valuation and income tax valuation allowances. Actual results could differ from those estimates.

Translation of Foreign Currencies

The functional currency of each of the Company's foreign subsidiaries is the local currency, except for the Irish manufacturing branch whose functional currency is the U.S. dollar. The assets and liabilities of the subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date. Income and expense items are translated using the average exchange rate for the period. Cumulative translation adjustments are included in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity. Foreign currency transaction and translation gains and losses are included in results of operations.

The Company enters into foreign currency forward-exchange contracts, which typically mature within one month, to hedge the exposure with respect to foreign currency fluctuations of forecasted intercompany and third-party receivables and payables as well as foreign-currency cash balances. Gains and losses realized from the forward contracts upon maturity are recorded in results of operations, offsetting transaction and translation gains and losses on the related assets and liabilities. Prior to contract maturity, the Company records on the balance sheet at each reporting date the fair value of its forward-exchange contracts and records any fair value adjustments in results of operations. The cash flows related to the gains and losses of foreign currency forward-exchange contracts are classified in the statements of cash flows as part of the cash flows from operations.

The market risk exposure from forward contracts is substantially offset by the underlying forecasted currency exposures and is mitigated by the short term of such contracts. Credit risk from forward contracts is minimized through the placement of contracts with multiple financial institutions (see Note O).

Cash and Cash Equivalents

Cash equivalents consist primarily of government and government agency obligations. The Company considers all debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of U.S. and Canadian government and government agency obligations and corporate equity securities (see Note C). The Company classifies its marketable securities as "available for sale" and reports them at fair value, with unrealized gains and losses excluded from earnings and reported as an adjustment to other comprehensive income (loss), which is reflected as a separate component of stockholders' equity. The Company generally invests in securities that mature within one year from the date of purchase.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Our management regularly reviews inventory quantities on hand and writes down inventory for estimated obsolescence or unmarketability based upon assumptions about future inventory demand (generally for the following twelve months), and market conditions. Inventory in the digital media market, including the Company's inventory, is subject to rapid technological change or obsolescence; therefore, utilization of existing inventory may differ from the Company's estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the remaining term of the lease. Property and equipment held under capital leases is stated at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease and are amortized on a straight-line basis over the shorter of the life of the related asset or the term of the lease. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or other disposition of assets, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in results of operations. A significant portion of the property and equipment is subject to rapid technological obsolescence; as a result, the depreciation and amortization periods could ultimately be shortened to reflect changes in future technology.

Acquisition-related Intangible Assets and Goodwill

Acquisition-related intangible assets, which consist primarily of completed technology, result from the Company's acquisitions of The Motion Factory, Pluto, iNews and iKnowledge (see Note F), which were accounted for under the purchase method. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of two to four years.

Goodwill is the amount by which the cost of acquired net assets exceeded the fair value of those net assets on the date of acquisition. Through December 31, 2001, the Company amortized goodwill on a straight-line basis over its expected useful life of five years. As of January 1, 2002, the Company ceased amortizing goodwill in compliance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

The Company assesses goodwill for impairment at least annually, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. Through December 31, 2002, the Company has not recorded any goodwill impairment charges.

Long-Lived Assets

The Company periodically evaluates its long-lived assets, other than goodwill, for events and circumstances that indicate a potential impairment. A long-lived asset is assessed for impairment when the undiscounted expected cash flows derived from that asset are less than its carrying value. The cash flows used for this analysis take into consideration a number of factors including past operating results, budgets and economic projections, market trends and product development cycles. The amount of any impairment would be equal to the difference between the estimated fair value of the asset and its carrying value.

Purchase Consideration

In conjunction with the acquisition of Softimage in 1998, the Company issued stock options to retained employees. As agreed with the seller, the value of a subordinated note payable to the seller was increased by $39.71 for each share underlying options that became forfeited by employees (see Note F). At the date of acquisition, the Company recorded these options as purchase consideration on the balance sheet at a value of $68.2 million. As these options became vested, additional paid-in capital was increased or, alternatively, as the options were forfeited, the note payable to the seller was increased, with purchase consideration being reduced by a corresponding amount in either case. As of December 31, 2001, all stock options issued to retained employees had either vested or had been forfeited, reducing the purchase consideration to zero.

Revenue Recognition

The Company generally recognizes revenue from sales of software or products upon receipt of a signed purchase order or contract and product shipment to distributors or end users, provided that collection is reasonably assured, the fee is fixed or determinable, and all other revenue recognition criteria of SOP 97-2, "Software Revenue Recognition," as amended, are met. The Company's products do not require significant production, modification or customization of software. Installation of the products is generally routine, requires insignificant effort and is not typically performed by the Company. However, certain transactions, those typically involving orders from end-users of a significant number of products for a single customer site, may require that Avid perform an installation effort that is deemed by the Company to be non-routine and complex. In these situations, the Company does not recognize revenue from either the products shipped or the installation services until the installation is complete. In addition, if such orders include a customer acceptance provision, no revenue is recognized until the customer's acceptance of the products and services has been received or the acceptance period has lapsed.

In connection with many of the Company's sales transactions, customers typically purchase a one-year maintenance and support agreement. The Company recognizes revenue from maintenance contracts on a ratable basis over their term. The Company recognizes revenue from training, installation or other services as the services are performed. Revenues from services were not material in relation to total revenues for all periods presented.

The Company uses the residual method to recognize revenues when an order includes one or more elements to be delivered at a future date and evidence of the fair value of all undelivered elements exists, including arrangements that include both products and maintenance contracts. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenues. If evidence of the fair value of one or more undelivered elements does not exist, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. Fair value is based on the price charged when the same element is sold separately to customers.

Telephone support, enhancements and unspecified upgrades are typically provided at no additional charge during the product's initial warranty period (generally between three and twelve months), which precedes commencement of the maintenance contracts. The Company defers the fair value of this support period and recognizes the related revenue ratably over the initial warranty period. The Company also from time to time offers certain customers free upgrades or specified future products or enhancements. For each of these elements that are undelivered at the time of product shipment, the Company defers the fair value of the specified upgrade, product or enhancement and recognizes that revenue only upon later delivery or at the time at which the remaining contractual terms relating to the upgrade have been satisfied.

Most of the Company's resellers and distributors of Video products are not granted rights to return products after purchase, and actual product returns from them have been insignificant to date. However, the Company's revenue from sales of Audio products is generally derived from transactions with distributors and authorized resellers that typically allow limited rights of return, inventory stock rotation and price protection. Accordingly, reserves for estimated returns, exchanges and credits for price protection are provided, as a reduction of revenues, upon shipment of the related products to such distributors and resellers, based upon the Company's historical experience. To date, actual returns have not differed materially from management's estimates.

The Company from time to time offers rebates on purchases of certain products or rebates based on purchasing volume, which are accounted for as offsets to revenue upon shipment of related products or expected achievement of purchasing volumes. In addition, consideration given to customers or resellers, including amounts under cooperative marketing and rebate programs, are recorded as a reduction to revenue unless the Company receives an identifiable benefit that is sufficiently separable from the sale of the Company's products and the Company can reasonably estimate the fair value of the benefit received. If those conditions are met, the Company records consideration given to customers as an expense. The Company has determined that its rebate program does not meet the criteria to be recorded as expense and, as a result, rebate amounts are recorded as a reduction of revenue. The Company's cooperative marketing programs have been determined to meet the criteria to be recorded as an operating expense; the Company includes such costs in selling and marketing expense.

Accounts receivable allowances include an allowance for bad debts as well as the sales allowances referred to above for expected future product returns, rebates and credits.

The Company records as revenue all amounts billed to customers for shipping and handling cost and records its actual shipping costs as a component of cost of revenues. The Company records reimbursements received from customers for out-of-pocket expenses as revenue, with offsetting costs recorded as cost of revenues.

In some customer arrangements, the Company is able to invoice the customer under a billing plan in advance of providing services or maintenance and support. In these instances, the Company records invoiced amounts and cash payments received prior to revenue recognition as deferred revenue.

Research and Development Costs

Research and development costs are expensed as incurred, except for costs of internally developed or externally purchased software that qualify for capitalization. Software development costs incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized using the straight-line method over the expected life of the related products, generally 12 to 24 months. The straight-line method generally results in approximately the same amount of expense as that calculated using the ratio that current period gross product revenues bear to total anticipated gross product revenues. The Company evaluates the net realizable value of capitalized software on an ongoing basis, relying on a number of business and economic factors.

Computation of Net Income (Loss) Per Common Share

Net income (loss) per common share is presented for both basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is based upon the weighted average number of common shares outstanding during the period, excluding unvested restricted stock held by employees. Diluted EPS is based upon the weighted average number of common and potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding stock options and warrants as well as unvested restricted stock shares, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. For periods that the Company reports a net loss, all potential common stock is considered anti-dilutive and is excluded from calculations of diluted net loss per common share. For periods when the Company reports net income, only potential common shares with purchase prices in excess of the Company's average common stock fair value for the related period are considered anti-dilutive and are excluded from calculations of diluted net income per common share (see Note P).

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes foreign currency translation adjustments and unrealized gains and losses on certain investments. For the purposes of comprehensive income (loss) disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to permanently reinvest undistributed earnings in its foreign subsidiaries.

Accounting for Stock-Based Compensation

The Company has several stock-based employee compensation plans, which are described more fully in Note K. The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of the Company's common stock at the date of grant. When the exercise price of stock options granted to employees is less than the fair market value of common stock at the date of grant, the Company records that difference multiplied by the number of shares under option as deferred compensation, which is then amortized over the vesting period of the options. Additionally, deferred compensation is recorded for restricted stock granted to employees based on the fair market value of the Company's stock at date of grant and is amortized over the period in which the restrictions lapse. The Company reverses deferred compensation associated with options issued at below fair market value as well as restricted stock upon the cancellation of such options or shares for terminated employees. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," through disclosure only. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

The following table illustrates the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions SFAS No. 123 to stock-based employee awards. (See Note K for additional disclosure).

	For the Year Ended December 31,		
	2002	2001	2000
Net income (loss) as reported	$2,999	($38,147)	($56,349)
Add: Stock-based employee compensation expense included in reported net income (loss)	288	764	-
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards	(11,469)	(13,459)	(12,023)
Pro forma net income (loss)	($8,182)	($50,842)	($68,372)
Income (loss) per common share:			
Basic-as reported	$0.11	($1.49)	($2.28)
Basic-pro forma	($0.31)	($1.99)	($2.77)
Diluted-as reported	$0.11	($1.49)	($2.28)
Diluted-pro forma	($0.30)	($1.99)	($2.77)

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which nullifies EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had allowed the liability to be recorded at the commitment date of an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. We adopted the provisions of SFAS 146, as permitted, in connection with charges taken for losses on vacated space recorded in December 2002, and the adoption did not have a material impact on the amount of the charge or, as such, on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure." This Statement amends SAFS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As we did not make a voluntary change to the fair value-based method of accounting for stock-based employee awards in 2002, the adoption of SFAS No. 148 did not have any impact on our financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure, recognition and measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002; the recognition and measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 is not expected to have a material effect on our consolidated financial statements.

In December 2002, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust or other legal structure used for business purposes that either (a) does not have equity investors with characteristics of a controlling financial interest or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Additionally, companies with significant investments in variable interest entities, even if not required to consolidate the variable interest entity, have enhanced disclosure requirements. The Company does not expect the adoption of FIN 46 will have a material impact on its financial position or results of operations.

In November 2002, the Emerging Issues Task Force of the FASB reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 requires that for revenue arrangements with multiple deliverables, those deliverables be divided into separate units of accounting if the deliverables meet certain criteria as defined by EITF 00-21. Arrangement consideration is to be allocated among the separate units of accounting based on their relative fair values and revenue recognition decisions should be considered separately for each separate unit of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is currently evaluating the scope of EITF 00-21 but believes that the Company's multiple element arrangements fall within the scope of SOP 97-2 and therefore, EITF 00-21 will not be applicable to the Company.

C. MARKETABLE SECURITIES

The cost (amortized cost of debt instruments) and fair value of marketable securities as of December 31, 2002 and 2001 are as follows (in thousands):

	Cost	Gross Unrealized Gains (Losses)	Fair Value
2002			
Government and government agency obligations	$26,890	($30)	$26,860
2001			
Government and government agency obligations	$27,337	$11	$27,348

All federal, state and municipal obligations held at December 31, 2002 and 2001 mature within one year. The Company calculates realized gains and losses on a specific identification basis. Except for the investment discussed below, realized gains and losses from the sale of marketable securities were immaterial for the years ended December 31, 2002, 2001 and 2000.

Corporate common stock held at December 31, 2000 consisted of common stock of a U.S. public company that was received in June 2000 in exchange for the Company's minority ownership interest in Avid Sports LLC. The Company recorded an unrealized gain in stockholders' equity of $1.7 million during 2000 associated with that transaction. In June 2001, additional shares of common stock of the same U.S. public company were received upon settlement of certain claims arising after the sale. Upon the receipt of such shares, the Company recorded a realized gain of $1.9 million in other income (expense) in the statement of operations. During 2001, the Company sold all of its shares of this common stock for proceeds of $4.0 million and realized an additional net gain of $2.1 million in other income (expense).

D. INVENTORIES

Inventories consist of the following (in thousands):

	December 31,	
	2002	2001
Raw materials	$13,402	$13,043
Work in process	2,697	2,553
Finished goods	21,948	6,094
	$38,047	$21,690

As of December 31, 2002 and 2001, the finished goods inventory included deferred costs of $8.6 million and $1.5 million, respectively, associated with product shipped to customers for which revenue had not yet been recognized.

E. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	Depreciable Life	December 31,	
		2002	2001
Computer and video equipment and software	2 to 5 years	$75,460	$92,573
Office equipment	3 years	6,925	6,174
Furniture and fixtures	3 years	5,960	9,289
Leasehold improvements	3 to 10 years	20,195	24,544
		108,540	132,580
Less accumulated depreciation and amortization		82,809	105,416
		$25,731	$27,164

Depreciation and amortization expense related to property and equipment was $11.6 million, $15.6 million and $17.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company wrote off fully depreciated assets with gross values of $42.4 million and $3.0 million in 2002 and 2001, respectively.

Included in Computer and video equipment and software is equipment purchased under capital leases of approximately $1.9 million, with no accumulated amortization.

F. ACQUISITIONS AND INVESTMENTS

Softimage

On August 3, 1998, the Company acquired from Microsoft Corporation ("Microsoft") the common stock of Softimage and certain assets relating to the business of Softimage. In connection with the acquisition, Avid paid $79.0 million in cash to Microsoft and issued to Microsoft (i) a subordinated note (the "Note") in the amount of $5.0 million, due June 2003, (ii) 2,394,813 shares of common stock, valued at $64.0 million, and (iii) a ten-year warrant to purchase 1,155,235 shares of common stock at an exercise price of $47.65 per share, valued at $26.2 million. In addition, Avid agreed to issue to Softimage employees 40,706 shares of common stock, valued at $1.5 million, as well as stock options with a nominal exercise price to purchase up to 1,820,817 shares of common stock, valued at $68.2 million ("Avid Options"). Avid also incurred fees of $4.0 million in connection with the transaction. Per terms of the agreements, the principal amount of the Note was to be increased by $39.71 for each share underlying forfeited Avid Options. The value of the Avid Options was recorded on the balance sheet as purchase consideration (see Note B).

As a result of the purchase price allocation, $216.0 million was recorded as the value of intangible assets including work force, trade name and goodwill. The intangible assets were amortized over periods ranging from two to three years, resulting in amortization expense of $28.4 million and $66.5 million in 2001 and 2000, respectively. As of December 31, 2001, these intangible assets were fully amortized.

At the date of acquisition, the Company recorded the value of the Avid Options issued to retained employees as purchase consideration on the balance sheet. As agreed with the seller, the value of the note payable to the seller was increased by $39.71 for each share underlying options that became forfeited by employees. As these options became vested, additional paid-in capital was increased or, alternatively, as the options were forfeited, the note payable to the seller was increased, with purchase consideration being reduced by a corresponding amount in either case. Increases recorded to the note were approximately $0.1 million and $3.2 million in 2001 and 2000, respectively. Increases recorded to additional paid-in capital were approximately $5.5 million and $14.9 million in 2001 and 2000, respectively. The Avid options were fully vested or forfeited as of December 31, 2001. In February 2002, the Company made a payment to Microsoft of approximately $13.0 million in full satisfaction of the Company's outstanding note.

iNews, LLC

In January 1999, Avid and Tektronix, Inc. established a 50/50 owned and funded newsroom computer system joint venture, AvStar Systems LLC ("AvStar"). The joint venture was dedicated to providing the next generation of newsroom computer systems products by combining both companies' newsroom computer systems technology. In September 1999, Tektronix transferred its interest in AvStar to a third party, The Grass Valley Group, Inc. The Company's investment in the joint venture was being accounted for under the equity method of accounting. The Company's initial contribution to the joint venture was approximately $2.0 million, consisting of $1.5 million of cash and $0.5 million of fixed assets and inventory. The pro rata share of earnings of the joint venture recorded by the Company during 2001 and 2000 was approximately $1.1 million and $0.9 million, respectively. Since September 2000, AvStar has been doing business as iNews, LLC ("iNews").

In January 2001, the Company acquired The Grass Valley Group's 50% interest in iNews for approximately $6.0 million in cash. This acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities acquired that represented the acquired 50% interest were recorded in the Company's financial statements as of the acquisition date based on their fair values, while the assets and liabilities that represented Avid's investment in the joint venture were recorded as of the acquisition date based on the book values of the joint venture's assets and liabilities without adjustment. Since the acquisition date, operating results of iNews have been included in the consolidated operating results of the Company. The purchase price of $6.0 million was allocated to net tangible assets of $1.7 million, completed technologies of $2.5 million and work force of $1.8 million. Identifiable intangible assets are being amortized on a straight-line basis over a three-year period. The Company recorded amortization on these intangibles of $0.8 million and $1.6 million in 2002 and 2001, respectively. On January 1, 2002, the remaining balance of work force of $1.1 million was reclassified to goodwill in connection with the Company's adoption of SFAS 142 and is not subject to further periodic amortization. This goodwill has been allocated to the Company's Video segment.

The following table presents unaudited pro forma results as if Avid and iNews had been combined as of the beginning of the period presented. The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or of results that actually would have occurred had Avid and iNews been a combined company for the year ended December 31, 2000:

	Pro Forma Unaudited (in thousands, except per share amounts)
Net revenue	$495,666
Net loss	($55,001)
Net loss per common share – basic and diluted	($2.23)
Weighted average common shares outstanding – basic and diluted	24,683

The Motion Factory and Pluto Technologies

During the second and third quarters of 2000, the Company acquired selected assets and liabilities of two companies, The Motion Factory, Inc. ("TMF") and Pluto Technologies International Inc. ("Pluto"), for cash payments totaling approximately $2.0 million and guaranteed future bonus payments of $0.3 million. TMF specialized in applications for the creation, delivery and playback of interactive, rich 3-D media for character-driven games and the Internet. Pluto was a provider of video storage and networking solutions for broadcast news, post-production and other bandwith-intensive markets. The business combinations were accounted for using the purchase method of accounting. Accordingly, the fair market values of the acquired assets and assumed liabilities have been included in the Company's financial statements as of the acquisition dates, and the results of operations of TMF and Pluto have been included in the Company's financial statements thereafter. The purchase prices, aggregating $2.3 million, were allocated to net tangible assets of $0.1 million, completed technologies of $1.2 million and acquired work force of $1.0 million. The intangible assets of Pluto were fully amortized, on a straight-line basis, as of December 31, 2001. The identifiable intangible assets of TMF are being amortized on a straight-line basis through 2004. The Company recorded amortization expenses of $1.2 million, $1.2 million and $0.3 million during 2002, 2001 and 2000, respectively, related to these acquisitions.

Pro forma results of operations for the year ended December 31, 2000 assuming Avid, TMF and Pluto had been combined as of January 1, 2000 would not differ materially from reported results.

As part of the TMF purchase agreement, the Company may be required to make certain contingent cash payments, limited in the aggregate up to an additional $10.0 million, dependent upon future revenues and/or gross margin levels through December 2004 of products including technologies acquired from TMF. There were no contingent payments owed or paid as of December 31, 2002. Any future contingent payments will be recorded as additional purchase price, allocated to identifiable intangible assets or goodwill, as appropriate, and amortized over the remaining amortization period of the intangible assets.

iKnowledge, Inc.

During the fourth quarter of 2002, the Company acquired selected assets of iKnowledge, Inc. for a cash payment of $0.4 million. iKnowledge developed next generation media asset management and distribution technology. Avid is currently integrating iKnowledge applications for broadcast and media asset management into its Avid Unity and Avid Unity for News product lines. Substantially all of the $0.4 million purchase price was allocated to completed technologies, which are being amortized on a straight-line basis through September 2005. Accumulated amortization totaled approximately $35,000 at December 31, 2002. As part of the purchase agreement, the Company may be required to make certain contingent cash payments, dependent upon the future revenues of the products acquired from iKnowledge, through December 2004. Any future contingent payments will be recorded as additional purchase price, allocated to identifiable intangible assets or goodwill, as appropriate, and amortized over the remaining amortization period of the original intangible assets. As of December 31, 2002, contingent payments owed were immaterial. The Company's pro forma statements of operations prior to the acquisition would not differ materially from reported results.

As a result of the acquisitions described above, identifiable intangible assets consisted of the following (in thousands):

	December 31, 2002		December 31, 2001	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Completed technology	$3,701	$2,188	$3,698	$1,414
Work force			2,845	1,704
	$3,701	$2,188	$6,543	$3,118

The Company expects amortization of these intangible assets to be approximately $1.2 million during 2003, $0.3 million during 2004 and $0.1 million during 2005.

The following summary reflects the pro forma results of operations as if SFAS 142 had been retroactively applied as of January 1, 2000 (in thousands, except per share amounts):

	For the Year Ended December 31,		
	2002	2001	2000
Reported net income (loss)	$2,999	($38,147)	($56,349)
Goodwill amortization, net of tax		23,061	39,649
Amortization of work force, net of tax		3,313	2,776
Pro forma net income (loss)	$2,999	($11,773)	($13,924)
Basic net income (loss) per common share:			
As reported	$0.11	($1.49)	($2.28)
Pro forma	$0.11	($0.46)	($0.56)
Weighted average common shares Outstanding - basic	26,306	25,609	24,683

Diluted net income (loss) per common share:			
As reported	$0.11	($1.49)	($2.28)
Pro forma	$0.11	($0.46)	($0.56)
Weighted average common shares Outstanding - diluted	26,860	25,609	24,683

Rocket Network

During the first quarter of 2000, the Company acquired for $2.1 million a non-controlling interest in the unregistered capital stock of Rocket Network, Inc. ("Rocket"), a provider of Internet recording studios which allow audio professionals to collaborate over the Internet. This investment was accounted for under the cost method. Additionally, in connection with a technology development services agreement with Rocket, the Company received warrants to acquire additional shares, of which 50% were exercisable at date of grant and 50% are exercisable upon the achievement of certain joint development milestones. The warrants were deemed by Avid to have an immaterial value as of date of grant and, as of December 31, 2002, 2001 and 2000, and were not recorded. If the warrants are exercised, the Company's ownership interest in Rocket will be less than twenty percent. At December 31, 2002 and 2001, the carrying value of this investment was $0 and $1.0 million, respectively.

G. INCOME TAXES

Loss before income taxes and the components of the income tax provision (benefit) for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

	2002	2001	2000
Profit (loss) before income taxes:			
United States	$7,288	($25,103)	($54,810)
Foreign	(2,589)	(10,244)	3,461
Total profit (loss) before income taxes	$4,699	($35,347)	($51,349)
Provisions for (benefit from) income taxes:			
Current tax expense (benefit):			
Federal	($459)	$200	
Foreign	1,927	2,729	$4,912
State	200	200	148
Total current tax expense (benefit)	1,668	3,129	5,060
Deferred tax expense (benefit):			
Federal			
Foreign	32	(329)	(60)
State			
Total deferred tax expense (benefit)	32	(329)	(60)
Total income tax provision	$1,700	$2,800	$5,000

Net cash payments or (refunds) for income taxes in 2002, 2001 and 2000 were approximately $3.9 million, $2.4 million and ($1.3 million), respectively.

The cumulative amount of undistributed earnings of subsidiaries, which is intended to be permanently reinvested and for which U.S. income taxes have not been provided, totaled approximately $4.8 million at December 31, 2002.

Net deferred tax assets are comprised of the following (in thousands):

	December 31,	
	2002	2001
Tax credit and net operating loss carryforwards	$39,923	$43,278
Allowances for bad debts	961	1,295
Difference in accounting for:		
Revenue	5,667	4,504
Costs and expenses	13,435	11,322
Inventories	2,958	2,528
Intangible assets	60,844	66,589
Foreign related items	5,098	4,327
Other	(1,733)	(1,720)
Net deferred tax assets before valuation allowance	127,153	132,123
Valuation allowance	(126,490)	(131,428)
Net deferred tax assets after valuation allowance	$663	$695

Deferred tax assets reflect the net tax effects of the tax credits, operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The ultimate realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income.

For U.S. Federal income tax purposes at December 31, 2002, the Company has tax credit carryforwards of approximately $21.3 million, which will expire between 2003 and 2021, and a net operating loss carryforward of approximately $49.0 million, which will expire in 2019 and 2021. Based on the level of the deferred tax assets as of December 31, 2002 and the level of historical U.S. taxable income, management has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the establishment of a full valuation allowance. Accordingly, a valuation allowance of approximately $118.1 million has been established against the U.S.-related deferred tax assets. In the event that the related tax benefit is realized, such benefit will reduce future provisions for income taxes. In addition, a valuation allowance of $3.9 million has been established for U.S. tax return carryforwards resulting from stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized.

For foreign income tax purposes at December 31, 2002, the Company has a net operating loss carryforward of approximately $37.8 million, which can be carried forward indefinitely. Due to the similar uncertainty regarding the realization of this asset, the Company has established a valuation allowance of approximately $4.5 million which relates to this entire carryforward amount and a portion of other foreign deferred tax assets. The net deferred tax assets of $0.7 million at December 31, 2002 and 2001 are related to foreign deferred tax assets deemed realizable in certain jurisdictions.

A reconciliation of the Company's income tax provision (benefit) to the statutory federal tax rate follows:

	2002	2001	2000
Statutory rate	35%	(35%)	(35%)
Tax credits	(69)	(9)	(4)
Foreign operations	65	9	5
State taxes, net of federal benefit	12	1	(3)
Effective tax rate before valuation allowance	43	(34)	(37)
Increase (decrease) in valuation allowance	(7)	42	47
Effective tax rate	36%	8%	10%

Consolidated results of operations include results of manufacturing operations in Ireland. Income from the sale of products manufactured or developed in Ireland is subject to a 10% Irish tax rate through the year 2010. There was no Irish tax benefit realized in 2002, 2001 and 2000 due to losses recorded for the Irish manufacturing operations during those years.

H. LONG-TERM DEBT AND OTHER LIABILITIES

Subordinated Note

In connection with the acquisition of Softimage from Microsoft Corporation ("Microsoft") in 1998, Avid issued a $5.0 million subordinated note (the "Note") to Microsoft. The principal amount of the Note, including any adjustments relative to Avid stock options forfeited by Softimage employees plus all unpaid accrued interest, was due on June 15, 2003. The Note bore interest at 9.5% per year, payable quarterly. Through December 31, 2001, the Note had been increased by approximately $16.0 million for forfeited Avid stock options. During 1999, Avid made a principal payment of $8.0 million. In February 2002, Avid made a payment of approximately $13.0 million in full satisfaction of the outstanding Note to Microsoft. The Company also made cash interest payments of $20,000, $1.2 million, and $1.1 million during 2002, 2001 and 2000, respectively.

Capital Leases

During 2002 and 2001, the Company entered into vendor-financed equipment leases at various interest rates (ranging from 5.3% to 8.7%) for certain information system purchases, which were assessed as operating leases for accounting purposes. In 2002, due to changes in certain of the agreements' terms, including consolidation of various lease schedules and an extension of the term, certain of these arrangements were determined to be capital leases for accounting purposes. As of December 31, 2002, future minimum lease payments under capital leases are due as follows (in thousands):

	Year	
	2003	$536
	2004	498
	2005	480
	2006	307
	2007	228
Total minimum lease payments		2,049
Less amount representing interest		181
Present value of minimum lease payments		1,868
Less current portion		441
Long-term portion of capital lease obligations		$1,427

The current portion of these capital lease obligations is recorded in accrued expenses and other current liabilities at December 31, 2002.

I. COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases its office space and certain equipment under non-cancelable operating leases. The future minimum lease commitments under these non-cancelable leases at December 31, 2002 are as follows (in thousands):

Year	
2003	$18,243
2004	16,884
2005	16,094
2006	15,327
2007	13,370
Thereafter	31,158
Total	$111,076

The total of future minimum rentals to be received by the Company under non-cancelable subleases related to the above leases is $15.0 million. Such amounts are not reflected in the schedule of minimum lease payments above.

The Company's two leases for corporate office space in Tewksbury, Massachusetts, expiring June 2010, contain renewal options to extend the respective terms of each lease for an additional 60 months. The Company has other leases for office space that have termination options, which if exercised by the Company, would result in a penalty of approximately $0.5

million in the aggregate. The future minimum lease commitments above include the Company's obligations through the original lease terms and do not include these penalties.

The Company has a stand by letter of credit at a bank that is used as a security deposit in connection with the Company's Daly City, California office space lease. In the event of default on this lease , the landlord would, as of December 31, 2002, be eligible to draw against this letter of credit to a maximum of $5.1 million, subject to an annual reduction of approximately $0.8 million but not below $2.0 million. The letter of credit will remain in effect at $2.0 million throughout the remaining lease period, which extends to September 2009. As of December 31, 2002, the Company was not in default of this lease.

The accompanying consolidated results of operations reflect rent expense on a straight-line basis over the term of the leases. Total rent expense under operating leases, net of operating sub-leases, was approximately $14.3 million, $13.8 million and $11.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Total rent received from our operating sub-leases was approximately $3.3 million, $3.1 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Purchase Commitments

As of December 31, 2002, the Company has entered into non-cancelable purchase commitments for certain inventory components used in its normal operations. The purchase commitments covered by these agreements are generally less than one year and aggregate approximately $19.8 million.

Transactions with Recourse

The Company, through a third party, provides lease financing options to its customers, including distributors. During the terms of these leases, which are generally three years, the Company remains liable for any unpaid principal balance upon default by the end-user, but such liability is limited in the aggregate based on a percentage of initial amounts funded or, in certain cases, amounts of unpaid balances. At December 31, 2002 and 2001, Avid's maximum recourse exposure totaled approximately $15.8 million and $21.5 million, respectively. The Company records revenue from these transactions upon the shipment of products, provided that all other revenue recognition criteria are met, and maintains a reserve for estimated losses under this recourse lease program based on historical default rates. To date, the Company has not experienced significant losses under this lease financing program.

Contingencies

On March 11, 1996, Avid was named as a defendant in a patent infringement suit filed in the United States District Court for the Western District of Texas by Combined Logic Company, a California partnership located in Beverly Hills, California. On May 16, 1996, the suit was transferred to the United States District Court for the Southern District of New York on motion by the Company. The complaint alleges infringement by Avid of U.S. patent number 4,258,385, and seeks injunctive relief, treble damages and costs, and attorneys' fees. We believe that we have meritorious defenses to the complaint and intend to contest it vigorously. However, an adverse resolution of this litigation could have an adverse effect on our consolidated financial position or results of operations in the period in which the litigation is resolved. No costs have been accrued for this loss contingency.

In March 1999, Avid and Tektronix, Inc. were sued by Glen Holly Entertainment, Inc., a Tektronix distributor, claiming that Tektronix's discontinuance of the Tektronix Lightworks product line was the result of a strategic alliance by Tektronix and Avid. Glen Holly raised antitrust and common law claims against the Company and Tektronix, and sought lost future profits, treble damages, attorneys' fees, and interest. The anti-trust claims against the Company and Tektronix were dismissed by the United States District Court for the District of California on March 23, 2001, and the remaining common law claim against Avid was dismissed by stipulation and court order on April 6, 2001. Glen Holly is appealing the lower court's decision. All briefing on the appeal has been completed. The United States Court of Appeals for the Ninth Circuit heard oral arguments on October 9, 2002, but has not yet issued its decision. Avid views the complaint and appeal as without merit and will continue to defend itself vigorously. However, an adverse resolution of this litigation could have an adverse effect on our consolidated financial position or results of operations in the period in which the litigation is resolved. No costs have been accrued for this possible loss contingency.

Avid receives inquiries from time to time with regard to possible patent infringement claims. If any infringement is determined to exist, the Company may seek licenses or settlements. In addition, as a normal incidence of the nature of the

Company's business, various claims, charges, and litigation have been asserted or commenced against the Company arising from or related to contractual or employee relations, intellectual property rights or product performance. Management does not believe these claims will have a material adverse effect on the financial position or results of operations of the Company.

The Company has employment agreements with certain of its executive officers, which provide certain severance benefits, including the payment of up to 12 months of such officer's base salary, if the Company terminates such officer's employment other than for cause or if the officer terminates employment under certain limited circumstances. In addition, the Company must pay the officer his or her target incentive compensation for the last full calendar year preceding the year of termination. Finally, the Company will immediately vest any stock options and shares of restricted stock that were due to vest within twelve months of the officer's date of termination.

The Company also has agreements with certain of its executive officers providing that, upon any termination of employment without cause or for good reason (as defined in the agreement) within two years following a change in control of the Company, the officer will receive severance benefits of up to such officer's base salary plus the greater of (i) two times such officer's annual bonus and (ii) two times such officer's target bonus award for the year in which termination occurred (grossed up to cover any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended). In addition, any unvested options and restricted stock then held by such officer will become immediately vested and exercisable in full.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have mitigated our exposure through the purchase of directors and officers insurance, which is intended to limit our exposure and enable us to recover all or a portion of any future amounts paid. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal.

From time to time, we provide indemnification provisions in agreements with our customers covering potential claims by third parties that Avid products infringe their intellectual property rights. Pursuant to these indemnification provisions, we agree to indemnify our customers for losses that they suffer or incur in connection with any valid U.S. patent or copyright infringement claim brought by a third party with respect to our products. These indemnification provisions generally offer perpetual coverage for infringement claims based upon the products covered by the agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is theoretically unlimited; however, we have not incurred any material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, we believe the estimated fair value of these indemnification provisions is minimal.

J. CAPITAL STOCK

Preferred Stock

The Company has authorized up to one million shares of preferred stock, $.01 par value per share for issuance. Each series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, as shall be determined by the Board of Directors.

Shareholder Rights Plan

In February 1996, the Board of Directors approved a Shareholder Rights Plan. The rights were distributed in March 1996 as a dividend at the rate of one right for each share of Common Stock outstanding. No value was assigned to these rights. The rights may be exercised to purchase shares of a new series of $.01 par value, junior participating preferred stock or to purchase a number of shares of the Company's common stock which equals the exercise price of the right, $115, divided by one-half of the then-current market price, upon occurrence of certain events, including the purchase of 20% or more of the Company's common stock by a person or group of affiliated or associated persons. The rights expire on February 28, 2006 and may be redeemed by the Company for $.01 each at any time prior to the tenth day following a change in control and in certain other circumstances.

Common Stock

In 2000, 1999 and 1997, the Company granted shares of restricted common stock to certain employees under Company stock option and award plans. The grants totaled 260,000 shares, 50,000 shares, and 347,200 shares, respectively.

Unvested restricted shares may not be sold, transferred or assigned and are subject to forfeiture in the event that an employee ceases to be employed by the Company. The shares under the 1997 award vested (and restrictions lapsed) annually in 20% increments, and an additional 20% of the restricted stock became vested on May 1, 1998 due to the attainment of specific stock performance goals established by the Board of Directors. There were no unvested shares outstanding under the 1997 award as of December 31, 2001. The shares under the 1999 and 2000 awards vested 40% on the first anniversary and 60% on the second anniversary of the awards. There are no unvested shares outstanding under the 1999 award as of December 31, 2002. The Company initially recorded in 2000, 1999 and 1997, as a separate component of stockholders' equity, deferred compensation of approximately $3.2 million, $0.6 million and $9.1 million, respectively, with respect to this restricted stock. During 2000, the Company also completed a Stock Option Exchange Program whereby employees could request that certain outstanding stock options be exchanged for shares of restricted common stock according to specified exchange ratios. The Company granted 118,115 shares of restricted common stock in exchange for stock options to purchase 431,836 shares of common stock with exercise prices ranging from $9.44 to $45.25 per share. The new awards vest (and restrictions lapse) annually over three years from date of grant. The Company initially recorded, as a separate component of stockholders' equity, deferred compensation of approximately $1.4 million with respect to this restricted stock. The deferred compensation amounts for all restricted stock awards represent the fair value of the Company's common stock at the date of the award less par value, which represents the purchase price paid by the holders, and are recorded as compensation expense ratably as the shares vest. For the years ended December 31, 2002, 2001 and 2000, approximately $1.0 million, $2.7 million, and $2.2 million, respectively, was recorded as compensation expense under all of these plans.

During 1998, the Company announced that the Board of Directors had authorized the repurchase of up to 3.5 million shares of the Company's common stock. Purchases were made in the open market or in privately negotiated transactions. During 2001, the Company repurchased approximately 232,000 shares at a cost of $4.1 million. As of December 31, 2002, there were no shares remaining authorized for repurchase. The Company purchased and used treasury shares for its employee stock plans.

The Company generally allows employees to satisfy any withholding tax obligation under certain award plans by tendering to the Company a portion of the common stock received under the award. During the years ended December 31, 2002, 2001 and 2000, the Company received approximately 53,000 shares, 59,000 shares and 35,000 shares of its common stock for $0.5 million, $0.9 million and $0.5 million, respectively, in connection with these non-cash transactions.

Warrants

In connection with the acquisition of Softimage Inc., the Company issued to Microsoft a ten-year warrant to purchase 1,155,235 shares of the Company's common stock, valued at $26.2 million. The warrant became exercisable on August 3, 2000, at a price of $47.65 per share, and expires on August 3, 2008.

K. STOCK PLANS

Employee Stock Purchase Plan

The Company's 1996 Employee Stock Purchase Plan, as amended through February 25, 2002, authorizes the issuance of a maximum of 1,700,000 shares of common stock in semi-annual offerings to employees at a price equal to the lower of 85% of the closing price on the applicable offering commencement date or 85% of the closing price on the applicable offering termination date.

Stock Option and Award Plans

The Company has several stock-based compensation plans under which employees, officers, directors and consultants may be granted stock awards or options to purchase the Company's common stock generally at the fair market value on the date of grant. Certain plans allow for options to be granted at below fair market value under certain circumstances. Options become exercisable over various periods, typically two to four years for employees and immediately to four years for officers and directors. The options have a maximum term of ten years. As of December 31, 2002, a maximum of 14,833,000 shares of common stock have been authorized for issuance under the Company's stock-based compensation plans, of which 3,213,214 shares remain available for future grants. Shares available for future grants at December 31, 2002 are net of 633,431 shares that have been issued as grants of restricted stock.

Information with respect to options granted under all stock option plans is as follows:

	2002		2001		2000	
	Shares	Wtd. Avg. Price Per Share	Shares	Wtd. Avg. Price Per Share	Shares	Wtd. Avg. Price Per Share
Options outstanding at January 1,	7,093,183	$14.34	7,056,233	$15.01	8,253,557	$15.95
Granted, at fair value	1,289,187	$13.31	2,334,439	$13.00	2,743,191	$14.09
Granted, below fair value					145,000	$7.54
Exercised	(1,008,860)	$11.19	(544,920)	$7.96	(1,312,985)	$6.31
Canceled	(530,953)	$16.47	(1,752,569)	$17.21	(2,772,530)	$20.48
Options outstanding at December 31,	6,842,557	$14.46	7,093,183	$14.34	7,056,233	$15.01
Options exercisable at December 31,	4,308,706	$15.18	4,152,591	$14.87	3,445,350	$15.74
Options available for future grant at December 31,	3,213,214		3,974,794		3,364,838	

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.01 to $10.44	859,037	7.78	$7.76	427,306	$5.86
$10.49 to $11.88	1,238,643	6.93	$11.36	1,110,413	$11.39
$12.00 to $12.80	1,222,356	8.27	$12.74	479,587	$12.73
$12.81 to $14.50	1,458,529	8.38	$13.94	539,757	$13.77
$14.60 to $19.25	1,101,128	6.31	$16.82	819,977	$16.64
$19.34 to $45.25	962,864	5.49	$24.66	931,666	$24.79
$0.01 to $45.25	6,842,557	7.28	$14.46	4,308,706	$15.18

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for the awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts as indicated in Note B – "Summary of Significant Accounting Policies" as required under SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure."

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and results:

	Stock Options			Stock Purchase Plan		
	2002	2001	2000	2002	2001	2000
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.8%	4.3%	6.0%	3.8%	4.3%	6.0%
Expected volatility	73.0%	77.0%	74.0%	73.0%	77.0%	74.0%
Expected-life (in years)	3.44	3.49	3.05	0.5	0.5	0.5
Weighted-average fair value of options granted	$6.94	$7.16	$7.35	$3.79	$4.89	$4.63

L. EMPLOYEE BENEFIT AND PROFIT SHARING PLANS

Employee Benefit Plans

The Company has a defined contribution employee benefit plan under section 401(k) of the Internal Revenue Code covering substantially all U.S. employees. The 401(k) plan allows employees to make contributions up to a specified percentage of their compensation. The Company may, upon resolution by the Board of Directors, make discretionary contributions to the plan. The Company's contribution to the plan is 50% of up to the first 6% of an employee's salary contributed to the plan by the employee. The Company's contributions to this plan totaled $1.5 million, $2.0 million and $1.6 million in 2002, 2001 and 2000, respectively.

As part of the iNews acquisition in 2001, the Company assumed an employee benefit plan under section 401(k) of the Internal Revenue Code. Under this plan, the Company contribution was 100% of up to the first 4% of an employee's salary contributed to the plan by the employee. In 2001, the Company made related contributions of approximately $0.2 million. The plan was merged into the Avid 401(k) plan in January 2002.

In addition, the Company has various retirement and post-employment plans covering certain international employees. Certain of the plans require the Company to match employee contributions up to a specified percentage as defined by the plans. The Company made related contributions of approximately $1.1 million, $1.0 million and $1.5 million in 2002, 2001 and 2000, respectively.

Profit Sharing Plans

The Company has profit sharing plans that cover substantially all employees of the Company and its participating subsidiaries, other than those employees covered by other incentive plans. The plans provide that the Company contribute a varying percentage of salary based on the Company's achievement of performance goals set by management and the Board of Directors for each fiscal year.

Nonqualified Deferred Compensation Plan

The Board of Directors has approved a nonqualified deferred compensation Plan (the "Deferred Plan"). The Deferred Plan covers senior management and members of the Board of Directors as approved by the Company's Compensation Committee. The plan provides for a trust to which participants can contribute varying percentages or amounts of eligible compensation for deferred payment. Payouts are made upon the earlier of the election of the employee or termination of employment with the Company. The benefit payable under the Deferred Plan represents an unfunded and unsecured contractual obligation of the Company to pay the value of the deferred compensation in the future, adjusted to reflect the trust's investment performance. The assets of the trust, as well as the corresponding obligations, were approximately $0.7 million and $0.9 million as of December 31, 2002 and 2001, respectively, and were recorded in other current assets and accrued compensation and benefits at those dates.

M. RESTRUCTURING AND OTHER COSTS, NET

In December 2002, we recorded a charge of $3.3 million in connection with vacating excess space in our Tewksbury, Massachusetts; Daly City, California; and Montreal, Canada facilities. The portion of the charge related to Tewksbury ($0.5 million) resulted from a revision of the Company's estimate of the timing and amount of future sublease income associated with that facility for which a charge had previously been included in the 2001 restructuring. The remaining portion of the charge for Daly City and Montreal was a result of the Company's ceasing to use a portion of each facility in December 2002, and hiring real estate brokers to assist in finding subtenants.

The Company recorded the 2002 charge in accordance with the guidance of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability be recognized for an operating lease that is not terminated based on the remaining lease rental costs, measured at its fair value on a discounted cash flow basis, when the entity ceases using the rights conveyed by the operating lease. That amount is reduced by any estimated sublease rentals, regardless of whether the entity intends to enter into a sublease. Future changes in the fair value of the Company's obligations will be recorded through operating expenses.

In 2001, the Company announced and implemented restructuring plans to further decrease costs through the consolidation of operations and the reduction of approximately 194 jobs worldwide. In connection with these plans, the Company recorded a charge to operating expenses of $10.0 million for the year. The restructuring charge included approximately $7.4 million for severance and related costs of terminated employees and $2.6 million for facility vacancy costs, of which $1.0 million represented non-cash charges relating to the disposition of leasehold improvements.

In the fourth quarter of 1999, the Company announced and implemented a restructuring plan to strategically refocus the Company and bring operating expenses in line with net revenues with the goal of restoring long-term profitability to the Company. The major elements of the restructuring plan included the termination of certain employees and the vacating of certain facilities. In connection with this plan, the Company recorded a restructuring charge of $9.6 million. The charge included approximately $6.6 million for severance and related costs for 209 employees on a worldwide basis, $2.4 million for facility vacancy costs and approximately $0.6 million of non-cash charges relating to the disposition of certain fixed assets.

The following table sets forth the activity in the restructuring and other costs accrual in 2000, 2001 and 2002 (in thousands):

	Employee Related	Facilities Related	Fixed Assets	Total
Accrual balance at December 31, 1999	$ 4,421	$2,154	$541	$7,116
Cash payments made in 2000	(3,987)	(761)		(4,748)
Non-cash disposals			(515)	(515)
Revisions of estimated liabilities	(35)	61	(26)	
Accrual balance at December 31, 2000	399	1,454	0	1,853
Restructuring charge in 2001	7,396	2,625		10,021
Cash payments made in 2001	(6,196)	(588)		(6,784)
Revisions of estimated liabilities	(128)	128		
Accrual balance at December 31, 2001	1,471	3,619	0	5,090
Charge for vacated facilities		2,812		2,812
Cash payments made in 2002	(1,201)	(743)		(1,944)
Non-cash disposals		(1,030)		(1,030)
Revisions of estimated liabilities	163	276		439
Accrual balance at December 31, 2002	$433	$4,934	$0	$5,367

The Company expects that the majority of the remaining $0.4 million employee-related accrual balance will be expended over the next 12 months and will be funded from working capital. The majority of the facilities-related accrual represents estimated losses on subleases of space vacated as part of the 1999 and 2001 restructuring actions and the 2002 change in estimate of prior restructuring charges. The leases extend through 2010 unless the Company is able to negotiate an earlier termination. The 2002 non-cash disposal of $1.0 million related to the write-off of certain leasehold improvements on property included in the 2001 restructuring and abandoned in the first quarter of 2002.

In December 1999, the Company entered into an agreement to sell its Italian subsidiary to a third party, which established the entity as a distributor of Avid products. The sale was completed in the first quarter of 2000. The Company incurred and recorded a loss of approximately $2.0 million relating to the sale, including a reserve of $1.0 million for the Company's guarantee of the new entity's line of credit with a bank. This guarantee ended on January 31, 2001 without requiring any cash payment by Avid. Accordingly, in the quarter ended March 31, 2001, the Company recorded a credit of $1.0 million associated with the reversal of the reserve, which was included under the caption restructuring and other costs, net, where the charge was originally recorded. In addition, in each of the quarters ended June 30, 2002 and 2001, the Company received a payment of $0.3 million under the note received as partial consideration from the buyers of the Italian subsidiary. These payments were recorded as credits to restructuring and other costs, net, since the note was fully reserved when received. The June 2002 payment satisfied the loan balance in full. Also in 1999, in connection with the resignation of two executive officers, the Company incurred and recorded a charge of $2.9 million for the termination benefits as specified in the employment contracts of the officers. During 2001 and 2000, cash payments of approximately $0.8 million and $1.4 million were made and, at December 31, 2001, there was no remaining obligation. The excess of the original charge over actual cash payments of $0.5 million was recorded as a credit to restructuring and other costs, net, during 2001 when determined.

N. SEGMENT INFORMATION

The Company's organizational structure is based on strategic business units that offer various products to the principle markets in which the Company's products are sold. These business units equate to two reportable segments: Video and Film Editing and Effects, and Professional Audio.

The Video and Film Editing and Effects segment produces non-linear video and film editing systems to improve the productivity of video and film editors and broadcasters by enabling them to edit moving pictures and sound in a faster, easier, more creative, and more cost-effective manner than by use of traditional analog tape-based systems. The products in this operating segment are designed to provide capabilities for editing and finishing feature films, television shows, broadcast news programs, commercials, music videos, and corporate and home videos. This segment includes the Media Composer family of products, which accounted for approximately 19%, 21% and 25% of our revenues in 2002, 2001 and 2000, respectively. Also within this segment are products that provide complete network, storage, and database solutions based on our Avid Unity MediaNetwork technology. This technology enables users to simultaneously share and manage media assets throughout a project or organization. The Professional Audio segment produces digital audio systems for the professional audio market. This operating segment includes products developed to provide audio recording, editing, signal processing, and automated mixing. This segment includes the Pro Tools product family, which accounted for approximately 27%, 19% and 20% of our revenues in 2002, 2001 and 2000, respectively.

The accounting policies of each of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes, interest income, interest expenses and other income, excluding the effects of restructuring and other costs, net and amortization of intangible assets associated with acquisitions. Common costs not directly attributable to a particular segment are allocated between segments based on management's best estimates, including an allocation of depreciation expense without a corresponding allocation of the related assets. The current year presentation includes a refinement of the allocation between segments of some of these common costs, including in particular general and administrative expenses and information systems expenses. Prior year allocations have been changed to conform to the current year presentation. The segments are reported net of eliminations resulting from intersegment sales and transfers. The Company does not report segment assets as part of the assessment of segment performance; as such, segment asset information is not available.

The following is a summary of the Company's operations by reportable segment (in thousands):

	For the Year Ended December 31,		
	2002	2001	2000
Video and Film Editing and Effects:			
Net revenues	$282,864	$323,286	$353,647
Depreciation	$9,006	$14,182	$16,219
Operating loss	($6,804)	($8,074)	($9,649)
Professional Audio:			
Net revenues	$135,855	$111,352	$122,443
Depreciation	$2,610	$1,433	$1,174
Operating income	$15,361	$6,634	$21,442
Combined Segments:			
Net revenues	$418,719	$434,638	$476,090
Depreciation	$11,616	$15,615	$17,393
Operating income (loss)	$8,557	($1,440)	$11,793

The following table reconciles income (loss) for reportable segments to total consolidated amounts for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Total operating income (loss) for reportable segments	$8,557	($1,440)	$11,793
Unallocated amounts:			
Restructuring and other costs, net	(2,923)	(8,268)	
Amortization of acquisition-related intangible assets	(1,153)	(31,168)	(66,872)
Consolidated operating income (loss)	$4,481	($40,876)	($55,079)

The following table summarizes the Company's revenues and long-lived assets, excluding deferred tax assets, by country (in thousands):

	For the Year Ended December 31,		
	2002	2001	2000
Revenues:			
North America (U.S. and Canada)	$223,832	$227,824	$232,664
Other countries	194,887	206,814	243,426
Total revenues	$418,719	$434,638	$476,090

	December 31,	
	2002	2001
Long-lived assets:		
North America (U.S. and Canada)	$27,490	$29,556
Other countries	3,371	2,732
Total long-lived assets	$30,861	$32,288

The above categorization of revenue is based on the country in which the sales originate.

O. FINANCIAL INSTRUMENTS

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of temporary cash investments and trade receivables. The Company places its excess cash in marketable investment grade securities. There are no significant concentrations in any one issuer of debt securities. The Company places its cash, cash equivalents and investments with financial institutions with high credit standing. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different regions. The Company also maintains reserves for potential credit losses and such losses have been within management's expectations.

Forward-Exchange Contracts

As of December 31, 2002 and 2001, the Company had approximately $33.7 million and $37.1 million, respectively, of foreign currency forward-exchange contracts outstanding, denominated in euros, British pounds, Japanese yen, Singapore dollars, Canadian dollars and Australian dollars, as a hedge against the foreign exchange exposure of certain forecasted third-party and intercompany receivables, payables and cash balances. The following table summarizes the Company's currency positions and approximate U.S. dollar equivalents (in thousands) at December 31, 2002. The Company is in a sell position with respect to the euro, Japanese yen, Canadian dollar and Australian dollar, and in a buy position with respect to the British pound and Singapore dollar:

	Local Currency Amount	Approximate U.S. Dollar Equivalent
euro	19,200	$20,070
Japanese yen	1,041,000	8,812
Canadian dollar	3,000	1,894
Singapore dollar	2,400	1,382
British pound	820	1,316
Australian dollar	370	208
		$33,682

The forward-exchange contracts generally have maturities of one month. Net realized and unrealized gains (losses) of approximately $0.5 million, $1.8 million and ($0.9) million resulting from forward-exchange contracts were included in results of operations for the years ended December 31, 2002, 2001 and 2000, respectively.

P. NET INCOME (LOSS) PER COMMON SHARE

Basic and diluted net income (loss) per share were as follows (in thousands, except per share data):

	For the Year Ended December 31,		
	2002	2001	2000
Net income (loss)	$2,999	($38,147)	($56,349)
Weighted average common shares outstanding – basic	26,306	25,609	24,683
Weighted average potential common stock	554		
Weighted average common shares outstanding – diluted	26,860	25,609	24,683
Net income (loss) per common share – basic	$0.11	($1.49)	($2.28)
Net income (loss) per common share – diluted	$0.11	($1.49)	($2.28)
Common stock options and warrants that were considered anti-dilutive securities and excluded from the diluted net income (loss) per share calculations were as follows, on a weighted-average basis:	6,325	5,994	5,893

Q. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reflects supplemental cash flow investing activities related to the acquisitions of iKnowledge in 2002, iNews in 2001 and TMF and Pluto in 2000.

	Year Ended December 31,		
	2002	2001	2000
Fair value of:			
Assets acquired and goodwill	$425	$10,734	$2,802
Liabilities assumed		(4,734)	(812)
Cash paid	425	6,000	1,990
Less: cash acquired		(561)	
Net cash paid for acquisition	$425	$5,439	$1,990

In addition, during 2002, the Company acquired equipment under capital leases totaling approximately $1.9 million.

R. QUARTERLY RESULTS (UNAUDITED)

The following information has been derived from unaudited consolidated financial statements that, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of such information.

In thousands, except per share data:

	Quarters Ended							
	2002				2001			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Net revenues	$112,784	$107,832	$106,094	$92,009	$104,790	$102,281	$109,434	$118,133
Cost of revenues	53,708	53,222	52,591	47,715	53,099	50,444	53,516	56,513
Gross profit	59,076	54,610	53,503	44,294	51,691	51,837	55,918	61,620
Operating expenses:								
Research & development	21,201	20,916	20,411	19,818	21,355	19,630	21,882	23,273
Marketing & selling	25,343	25,677	26,775	22,966	24,173	27,614	31,520	29,746
General & administrative	4,834	5,454	5,018	4,513	5,615	5,299	5,432	6,967
Restructuring and other costs, net	3,250		(327)		(281)	8,303	(118)	364
Amortization of acquisition-related intangible assets	293	257	257	346	528	5,088	13,132	12,420
Total operating expenses	54,921	52,304	52,134	47,643	51,390	65,934	71,848	72,770
Operating income (loss)	4,155	2,306	1,369	(3,349)	301	(14,097)	(15,930)	(11,150)
Other income (expense), net	411	259	(717)	265	1,533	605	1,895	1,496
Income (loss) before income taxes	4,566	2,565	652	(3,084)	1,834	(13,492)	(14,035)	(9,654)
Provision for income taxes	300	300	500	600	500	700	800	800
Net income (loss)	$4,266	$2,265	$152	($3,684)	$1,334	($14,192)	($14,835)	($10,454)
Net income (loss) per share - basic	$0.16	$0.09	$0.01	($0.14)	$0.05	($0.55)	($0.58)	($0.41)
Net income (loss) per share - diluted	$0.15	$0.09	$0.01	($0.14)	$0.05	($0.55)	($0.58)	($0.41)
Weighted average common shares outstanding – basic	26,738	26,287	26,161	26,029	25,895	25,745	25,440	25,348
Weighted average common shares outstanding – diluted	28,268	26,550	26,511	26,029	26,451	25,745	25,440	25,348
High common stock price	$23.47	$11.79	$13.95	$14.25	$13.10	$14.73	$17.50	$22.50
Low common stock price	$8.26	$7.93	$7.25	$9.85	$6.50	$6.61	$10.62	$12.44

During the fourth quarter of 2002, the Company recorded charges for restructuring and other costs of $3.3 million associated with certain lease obligations (see Note M).

The Company's quarterly operating results fluctuate as a result of a number of factors including, without limitation, the timing of new product introductions, marketing expenditures, promotional programs, and periodic discounting due to competitive factors. The Company's operating results may fluctuate in the future as a result of these and other factors, including the Company's success in developing and introducing new products, its products and customer mix and the level of competition which it experiences. Quarterly sales and operating results generally depend on the volume and timing of orders received and recognized as revenue during the quarter. The Company's expense levels are based in part on its forecasts of future revenues. If revenues are below expectations, the Company's operating results may be adversely affected. Accordingly, there can be no assurance that the Company will be profitable in any particular quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The response to this item is contained in part under the caption "EXECUTIVE OFFICERS OF THE COMPANY" in Part I hereof, and the remainder is contained in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 21, 2003 (the "2003 Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The response to this item is contained in the Company's 2003 Proxy Statement under the captions "Election of Directors - Directors' Compensation" and "Executive Compensation" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The response to this item is contained in the Company's 2003 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.
The disclosures required for securities authorized for issuance under equity compensation plans are contained in the Company's 2003 Proxy Statement under the caption "Equity Compensation Plan Information" and are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that material information related to Avid, including our consolidated subsidiaries, is made known to management on a regular basis. In response to recent legislation and proposed regulations, we reviewed our internal controls structure and our disclosure controls and procedures. We believe our existing controls and procedures are adequate to enable us to comply with our disclosure obligations. We also established a disclosure committee, which consists of members of the Company's senior management, as well as financial and legal professionals employed by the Company.

Changes in Controls and Procedures. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these internal controls after the date of our most recent evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. FINANCIAL STATEMENTS

The following consolidated financial statements are included in Item 8:

- Report of Independent Accountants
- Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000
- Consolidated Balance Sheets as of December 31, 2002 and 2001
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000
- Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
- Notes to Consolidated Financial Statements

(a) 2. FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statement schedule is included in Item 15(d):

Schedule II - Valuation and Qualifying Accounts

Schedules other than that listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

ITEM 16. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this item is contained in the Company's 2003 Proxy Statement under the caption "Independent Accountant's Fees and Other Matters" and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVID TECHNOLOGY, INC.
(Registrant)

By: /s/ David A. Krall
David A. Krall
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ David A. Krall
David A. Krall
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 28, 2003

By: /s/ Paul J. Milbury
Paul J. Milbury
Chief Financial Officer
(Principal Financial Officer)

Date: March 28, 2003

By: /s/ Carol L. Reid
Carol L. Reid
Vice President and Corporate Controller
(Principal Accounting Officer)

Date: March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Charles T. Brumback Charles T. Brumback	Director	March 24, 2003
/s/ John Guttag John Guttag	Director	March 20, 2003
/s/ Robert M. Halperin Robert M. Halperin	Director	March 27, 2003
/s/ Nancy Hawthorne Nancy Hawthorne	Director	March 26, 2003
/s/ David A. Krall David A. Krall	Director	March 28, 2003
/s/ Pamela F. Lenehan Pamela F. Lenehan	Director	March 20, 2003
/s/ William J. Warner William J. Warner	Director	March 26, 2003

corporate information


Avid
NASDAQ

NASDAQ Stock

Market Ceremony,

January 8, 2003

Independent Accountants

PricewaterhouseCoopers LLP
Boston, Massachusetts

Transfer Agent + Registrar

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-2023
tel 816 843 4299
web www.equiserve.com

Shareholder Inquiries

Inquiries related to the Company, its activities, or its securities should be addressed to:

Dean Ridlon
Director of Investor Relations
Avid Technology, Inc.
One Park West
Tewksbury, MA 01876
tel 978 640 5309
fax 978 640 3116
email Investor_Relations@avid.com
web www.avid.com

Common Shares

Traded on The NASDAQ National Market under the symbol "AVID"

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place at 10:00 A.M. ET on May 21, 2003 at:

One Federal Street
7th Floor
Boston, MA 02110

Chairman of the Board

Robert M. Halperin
Retired Vice Chairman and
President Raychem Corporation

Board of Directors

Charles T. Brumback
Retired Chairman and
Chief Executive Officer
Tribune Company

Dr. John V. Guttag
Professor and Department Head,
Department of Electrical
Engineering and Computer
Science, Massachusetts Institute
of Technology

Nancy Hawthorne
Chairperson and
Chief Executive Officer
Clerestory, LLC

David A. Krall
President and
Chief Executive Officer
Avid Technology, Inc.

Pamela F. Lenehan
President
Ridge Hill Consulting, LLC

William J. Warner
President, Future Boston, Inc.
Founder, Avid Technology, Inc.

Corporate Management

David A. Krall
President and
Chief Executive Officer

Paul J. Milbury
Vice President and
Chief Financial Officer

Ethan E. Jacks
Vice President
Business Development
and Chief Legal Officer

Charles L. Smith
Vice President
Worldwide Sales,
Marketing, and Services

Trish Baker
Vice President
Human Resources

Joseph Bentivegna
Vice President
Video Development
and Operations

David M. Lebolt
Vice President and
General Manager,
Digidesign

Michael J. Rockwell
Chief Technology Officer

Michael Stojda
Managing Director,
Softimage

Carol L. Reid
Vice President and
Corporate Controller



Avid Technology, Inc.

Corporate Headquarters

Avid Technology, Inc.
One Park West
Tewksbury, MA 01876
tel 978 640 6789
www.avid.com

European Headquarters

Avid Technology Europe Ltd.
United Kingdom
tel +44 1753 655999

Asian Headquarters

Avid Technology (S.E. Asia) Pte. Ltd.
Republic of Singapore
tel +65 6476 7666

Worldwide Offices

Beijing
Berlin
Chicago
Dublin
Frenchs Forest
Iver Heath
London
Los Angeles
Madison
Madrid
Montreal
Munich
New York
Orlando
Osaka
Paris
San Francisco
Santa Monica
Seoul
Singapore
Tewksbury
Tokyo
Toronto
Washington, D.C.

AVT-AR-03